Exhibit 99.1

Bit Digital, Inc. Announces Third Quarter of Fiscal Year 2023 Financial Results

NEW YORK, November 14, 2023 /PRNewswire/ -- Bit Digital, Inc. (Nasdaq: BTBT) (the “Company”), a sustainable digital infrastructure platform for digital assets and artificial intelligence (“AI”), headquartered in New York City, today announced its unaudited financial results for the Third Quarter ended September 30, 2023.

Financial Highlights for the Third Quarter 2023

●	Total revenue was $11.6 million for the Third Quarter of 2023. The majority of revenue was earned from our bitcoin mining business.

●	The Company had cash, cash equivalents and restricted cash of $22.1 million, and total liquidity (defined as cash equivalents and restricted cash, USDC, and the fair market value of digital assets) of approximately $72.9 million, as of September 30, 2023.

●	Total assets were $108.7 million as of September 30, 2023. Shareholders’ equity amounted to $103.3 million as of September 30, 2023.

●	Adjusted EBITDA[1] was $(2.9) million for the three-month period ended September 30, 2023.

●	Adjusted earnings (loss) per share[2] was $(0.03) for the three-month period ended September 30, 2023.

Operational Highlights for the Third Quarter 2023

●	The Company earned 403.1 bitcoins during the quarter, a 27% increase from the prior quarter. Growth was primarily driven by a higher active hash rate and partially offset by an increase in network difficulty.

●	The Company paid approximately $0.060 per kilowatt hour to its hosting partners for electricity consumed during the quarter.

●	The average fleet efficiency for the active fleet was approximately 29.2 J/TH during the third quarter.

●	For the three months ended September 30, 2023, we earned 115.2 ETH in native staking and 24.1 ETH in liquid staking, respectively.

●	Treasury holdings of BTC and ETH were 820.8 and 13,783.4, with a fair market value of approximately $22.1 million and $23.0 million on September 30, 2023, respectively.

●	The BTC equivalent[3] of our digital asset holdings as of September 30, 2023 (defined as if all ETH, sETH-H, LsETH, and USDC holdings were converted into BTC as of that date) was approximately 1,881.3 BTC, or approximately $50.7 million.

●	As of September 30, 2023, the Company had 46,852 bitcoin miners owned or operating (in Iceland) and 730 ETH miners, with an estimated maximum total hash rate of 3.7 EH/s and 0.3 TH/s, respectively.

[1]	Adjusted EBITDA refers to earnings before interest expense, income tax expense and depreciation expense (“EBITDA”) adjusted to eliminate the effects of certain non-cash and / or non-recurring items.
[2]	Adjusted EPS is a financial measure defined as our EBITDA divided by our diluted weighted-average shares outstanding, adjusted with the EPS impact related to the adjustments made to EBITDA to derive Adjusted EBITDA.
[3]	“BTC equivalent” is a hypothetical illustration of the value of our digital asset portfolio in bitcoin terms. BTC equivalent is defined as if all non-BTC digital assets, comprised of ETH, sETH-H, LsETH, and USDC, were converted into BTC as of September 30, 2023, and added to our existing BTC balance. Conversion values are found using the closing price on coinmarketcap.com.

●	The Company’s active hash rate of its bitcoin mining fleet was approximately 1.19 EH/s as of September 30, 2023. Approximately 600 PH/s of miners went offline due to a power utility mandated maintenance outage began on September 26, 2023. Additionally, approximately 250 PH/s of miners went offline towards the end of the month following the conclusion of a hosting contract at one facility. The Company is in the process of relocating those miners to alternative hosting sites.

●	Approximately 99% of our fleet’s run-rate electricity consumption was generated from carbon-free energy sources as of September 30, 2023. These figures are based on data provided by our hosts, publicly available sources, and internal estimates, demonstrating our commitment to sustainable practices in the digital asset mining industry.

●	The Company had approximately 13,594 ETH actively staked in native and liquid staking protocols as of September 30, 2023. Approximately 11,200 were natively staked and 2,394 ETH were deployed in liquid staking protocols as of that date.

●	As of September 2023, the Company had 113.4 BTC collateralized with Auros to support yield optimization strategies which Auros is undertaking on the Company’s behalf. The collateralized BTC was returned to the Company in mid-October 2023.

Subsequent Events

●	In October 2023, the Company announced the launch of Bit Digital AI, a new business line that will provide specialized infrastructure to support generative artificial intelligence (“AI”) workstreams. The Company has commenced Bit Digital AI operations by signing a binding term sheet with a customer to support their GPU-accelerated workloads. Under the agreement, Bit Digital will provide the customer with rental services for a minimum of 1,024 GPUs and a maximum of 4,096 GPUs. The total number of GPUs, contract length, and corresponding unit pricing will be determined upon signing the master service agreement. Concurrently, Bit Digital has agreed to purchase 1,056 NVIDIA HGX H100 GPUs and has funded the initial deposit for the purchase order. However, the Company opted to cancel this order in view of regulatory issues and successfully received a refund for the majority of the deposit in early November. In a strategic move, the company has since secured an alternative arrangement to acquire 1,504 NVIDIA HGX H100 GPUs along with the necessary equipment. The GPUs are expected to be delivered to the Company by the end of 2023 and will be deployed at a Tier-3 data center.

●	In October 2023, Bit Digital finalized an agreement with Soluna Computing, Inc (“Soluna”) for 4.4 megawatts of incremental hosting capacity at Project Sophie in Kentucky to power its miners for an initial contract term of twelve months.

In November 2023, Bit Digital finalized an agreement with Dory Creek, a subsidiary of Bitdeer Technologies Group for 17.5 megawatts (“MW”) of incremental hosting capacity to power its miners at a location in Texas. The initial term of the contract is one year, which shall be automatically renewed for another one year unless otherwise notified by the parties. Additionally, Bit Digital will have the first right for up to an additional 17.5 MW of capacity that may be brought online by the operator. Bit Digital will fill the capacity with miners from its existing fleet and with new miner purchases. Approximately 900 S19j Pro units from the Company’s existing fleet have already been delivered to the facility and are actively hashing. The Company has purchased approximately 3,600 S19k Pro mining units that are expected to be delivered to the facility by late-November 2023. The remaining capacity will be filled with future miner purchase orders.

Management Commentary

“Total revenue increased by 28% sequentially during the third quarter of 2023, primarily driven by a 27% sequential increase in bitcoin production. Growth was enabled by an increase in active hash rate, with our ongoing miner deployment program leading us to achieving the milestone of an active hash rate above 2.0EH/s during the quarter for the first time in Company history. Our margins compressed during the quarter primarily due to a seasonal spike in electricity costs, which affected certain variable-rate contracts at hosting facilities in the U.S. We ended our contract with one hosting provider at the of Q3 which was at the higher end of our cost curve. In October 2023, we expanded operations by adding new hosting locations in Kentucky and Texas, enhancing our geographic diversification domestically and reducing our exposure to seasonal trends in a single state. We will continue to look to execute the most cost-efficient hosting agreements as we scale our operations.

We anticipate material growth in active hash rate through the duration of 2023, though we now expect that our 3.5 EH/s target will be achieved during the first quarter of 2024. The extended timeline primarily results from our decision to stagger the timing of capital outlays, as we earmarked capital to be deployed to the launch of our new Bit Digital AI business in October 2023. Additionally, our growth cadence is contingent on our evaluation of new generation miners and the corresponding timeline for procuring and deploying those units. Our average fleet efficiency was approximately 29.2 J/Th for Q3 2023, and our objective is to materially improve the metric in preparation for the ‘halving’ scheduled for 2024.

Revenue from our ETH staking business nearly doubled once again during the quarter, growing 95% sequentially during Q3. We remain constructive on the long-term prospects for the Ethereum network and intend for this business to be a more material driver of long-term revenue. We continue to believe that our Bit Digital Flywheel model whereby ETH staking rewards can create a self-funding mechanism for our bitcoin mining operations is an effective treasury management strategy.

Subsequent to quarter-end we announced the launch of Bit Digital AI, a new business line that will provide specialized infrastructure to support generative artificial intelligence (“AI”) workstreams. This represents an expansion from our core business into an industry with robust demand and growth expectations. Importantly, we were able to secure an anchor customer for this business without devoting incremental resources towards customer acquisition. This business line aims to provide a non-correlated income stream that will help the Company weather potential downturns in its core bitcoin mining and ETH staking businesses and is intended to enable the Company to be more financially flexible through the 2024 “halving”. Revenue for the initial contract is expected to commence in January 2024, and we are confident that we can materially scale the business with the necessary financial resources.”

About Bit Digital

Bit Digital, Inc. is a sustainable digital infrastructure platform for digital assets and artificial intelligence (“AI”) headquartered in New York City. Our bitcoin mining operations are located in the US, Canada, and Iceland. The Company has also established a business line, Bit Digital AI, that offers specialized cloud-infrastructure services for artificial intelligence applications. For additional information, please contact ir@bit-digital.com or visit our website at www.bit-digital.com.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described under “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network-wide mining difficulty rate or bitcoin hash rate may also materially affect the future performance of Bit Digital’s production of bitcoin. Actual operating results will vary depending on many factors including network difficulty rate, total hash rate of the network, the operations of our facilities, the status of our miners, and other factors. See “Safe Harbor Statement” below.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Digital Asset Mining Business

We are a sustainable digital infrastructure platform for digital assets and artificial intelligence (“AI”) with mining operations in the United States, Canada and Iceland. We commenced our bitcoin mining business in February 2020. We initiated limited Ethereum mining operations in January 2022  and discontinued the operations by September 2022 due to Ethereum blockchain switching from proof-of-work (“PoW”) consensus mechanism to proof-of-stake (“PoS”) validation. Our mining operations, hosted by third-party providers, use specialized computers, known as miners, to generate digital assets. Our miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply high computational power, expressed as “hash rate”, to provide transaction verification services (generally known as “solving a block”) which helps support the blockchain. For every block added, the blockchain provides an award equal to a set number of digital assets per block. Miners with a greater hash rate generally have a higher chance of solving a block and receiving an award.

We operate our mining assets with the primary intent of accumulating digital assets which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs, exchange for other digital assets. Our mining strategy has been to mine bitcoins as quickly and as many as possible given the fixed supply of bitcoins. In view of historically long delivery lead times to purchase miners from manufacturers like Bitmain Technologies Limited (“Bitmain”) and MicroBT Electronics Technology Co., Ltd (“MicroBT”), and other considerations, we may choose to acquire miners on the spot market, which can typically result in delivery within a few weeks.

We have signed service agreements with third-party hosting partners in North America and Iceland. These partners operate specialized mining data centers, where they install and operate the miners and provide IT consulting, maintenance, and repair work on site for us. Our mining facilities in New York are maintained by Coinmint LLC (“Coinmint”) and Digihost Technologies Inc. (“Digihost”). Our mining facility in Texas is maintained by Dory Creek, LLC, a subsidiary of Bitdeer Technologies Group (“Bitdeer”). Our mining facility in Kentucky is maintained by Soluna Computing, Inc (“Soluna”). Our mining facility in Canada is maintained by Blockbreakers Inc. (“Blockbreakers”). Our mining facility in Iceland is maintained by GreenBlocks ehf, an Icelandic private limited company (“GreenBlocks”). We’ve relocated some miners from our Texas and Nebraska facilities, once under Compute North LLC’s maintenance before a third-party takeover preceding their 2022 bankruptcy to facilities operated by Coinmint in New York. We have relocated those miners from our Georgia mining facility, previously maintained by Core Scientific, Inc to one of Coinmint’s facilities. We have relocated those miners from Blockfusion USA, Inc. (“Blockfusion”) facilities to Digihost, Bitdeer and Soluna after our service agreement with Blockfusion ended in September 2023. From time to time, the Company may change partnerships with hosting facilities to recalibrate its Bitcoin mining operations. These terminations are strategic, targeting reduced operational costs, enhanced energy efficiency for a smaller carbon footprint, increased flexibility in operational control, and minimized geopolitical risks. While a short-term decrease in mining output might occur, we expect these changes to yield long-term operational improvements.

We are a sustainability-focused digital asset mining company. On June 24, 2021, we signed the Crypto Climate Accord, a private sector-led initiative that aims to decarbonize the crypto and blockchain sectors. On December 7, 2021, we became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

ETH Staking Business

In the fourth quarter of 2022, we formally commenced Ethereum staking operations. We intend to delegate or stake our ETH holdings to an Ethereum validator node to help secure and strengthen the blockchain network. Stakers are compensated for this commitment in the form of a reward of the native network token.

Our native staking operations are enhanced by a partnership with Blockdaemon, the leading institutional-grade blockchain infrastructure company for node management and staking. In the fourth quarter of 2022, following a similar mechanism to native Ethereum staking, we also participated in liquid staking via Portara protocol (formerly known as Harbour), the liquid staking protocol developed by Blockdaemon and StakeWise and the first of its kind tailored to institutions. With the introduction of staked ETH withdrawals in April 2023, we have reassessed our Ethereum network staking approaches, weighing the advantages of traditional staking against liquid staking solutions. The withdrawal feature in native staking, coupled with yields that are on par with those of liquid staking, has encouraged us to expand our collaborations with other service providers in this domain. As a result, we have terminated all liquid staking activities with StakeWise in the third quarter, reclaiming all staked Ethereum along with the accumulated rewards. As of September 30, 2023, only two nodes are maintained with Blockdaemon to continue our native staking operations.

In addition, since the first quarter of 2023, we started native staking with Marsprotocol and participated in liquid staking via Liquid Collective protocol on Coinbase platform. Liquid staking allows participants to achieve greater capital efficiency by utilizing their staked ETH as collateral and trading their staked ETH tokens on the secondary market.

Miner Deployments

During the three and nine months ended September 30, 2023, we continued to work with our hosting partners to deploy our miners in North America and Iceland.

During the second quarter of 2023, the Company deployed an additional 3,600 miners at one of Coinmint’s hosting facilities.

During the third quarter of 2023, the Company deployed an additional 310 miners at Digihost’s hosting facility.

During the third quarter of 2023, the Company deployed an additional 1,890 miners at one of Coinmint’s hosting facilities.

During the second and third quarter of 2023, the Company deployed 3,300 miners at GreenBlocks hosting facility.

As of September 30, 2023, the Company’s active hash rate totals approximately 1.2 EH/s, with operations in North America and Iceland.

Power and Hosting Overview

During the three and nine months ended September 30, 2023, our hosting partners continued to prepare sites to deliver our contracted hosting capacity, bringing additional power online for our miners.

The Company’s subsidiary, Bit Digital Canada, Inc., entered into a Mining Services Agreement effective September 1, 2022, for Blockbreakers, Inc. to provide five (5) MW of incremental hosting capacity at its facility in Canada. The facility utilizes an energy source that is primarily hydroelectric.

On May 8, 2023, the Company entered into a Master Mining Services Agreement with Blockbreakers, pursuant to which Blockbreakers, Inc. agreed to provide the Company with four (4) MW of additional mining capacity at its hosting facility in Canada. The agreement is for two (2) years automatically renewable for additional one (1) year terms unless either party gives at least sixty (60) days’ advance written notice. The performance fee is 15%. Additionally, Bit Digital has secured a side letter agreement with Blockbreakers, granting the Company the right of first refusal for any future mining hosting services offered by Blockbreakers in Canada. This new agreement brings the Company’s total contracted hosting capacity with Blockbreakers to approximately 9 MW. As of September 30, 2023, Blockbreakers provided approximately 3.3 MW of capacity for our miners at their facility.

On June 7, 2022, we entered into a Master Mining Services Agreement (the “MMSA”) with Coinmint LLC, pursuant to which Coinmint will provide the required mining colocation services for a one-year period automatically renewing for three-month periods unless earlier terminated. The Company will pay Coinmint electricity costs, plus operating costs required to operate the Company’s mining equipment, as well as a performance fee equal to 27.5% of profit, subject to a ten percent (10%) reduction if Coinmint fails to provide uptime of ninety-eight (98%) percent or better for any period. We are not privy to the emissions rate at the Coinmint facility or at any other hosting facility. However, the Coinmint facility operates in an upstate New York region that reportedly utilizes power that is 99% emissions-free, as determined based on the 2023 Load & Capacity Data Report published by the New York Independent System Operator, Inc. (“NYISO”).

On April 5, 2023, the Company entered into a letter agreement and MMSA Amendment with Coinmint pursuant to which Coinmint agreed to provide the Company with up to ten (10) MW of additional mining capacity to energize the Company’s mining equipment at Coinmint’s hosting facility in Plattsburgh, New York. The agreement is for two (2) years automatically renewable for three (3) months unless not renewed by either party on at least ninety (90) days prior written notice. The performance fees under this letter agreement range from 30% to 33% of profit. This new agreement brings the Company’s total contracted hosting capacity with Coinmint to approximately 30 MW at this facility.

On April 27, 2023, the Company entered into a letter agreement and MMSA Amendment with Coinmint pursuant to which Coinmint agreed to provide the Company with up to ten (10) MW of additional mining capacity to energize the Company’s mining equipment at Coinmint’s hosting facility in Massena, New York. The agreement is for one (1) year automatically renewable for three (3) months unless not renewed by either party on at least ninety (90) days prior written notice. The performance fees under this letter agreement are 33% of profit. This new agreement brings the Company’s total contracted hosting capacity with Coinmint to approximately 40 MW.  As of September 30, 2023, Coinmint provided approximately 37.3 MW of capacity for our miners at their facilities.

In June 2021, we entered into a strategic co-mining agreement with Digihost Technologies in North America. Pursuant to the terms of the agreement, Digihost provides certain premises to Bit Digital for the purpose of the operation and storage of a 20 MW bitcoin mining system to be delivered by Bit Digital. Digihost provides services to maintain the premises for a term of two years. Digihost shall also be entitled to 20% of the profit generated by the miners.

In April 2023, we renewed the co-mining agreement with Digihost, previously executed in June 2021. Pursuant to the terms of the new agreement, Digihost provides certain premises to Bit Digital for the purpose of the operation and storage of an up to 20 MW bitcoin mining system to be delivered by Bit Digital. Digihost also provides services to maintain the premises for a term of two years, automatically renewing for a period of one (1) year. Digihost shall also be entitled to 30% of the profit generated by the miners. As of September 30, 2023, Digihost provided approximately 3.0 MW of capacity for our miners at their facility.

On May 9, 2023 (“Effective Date”), the Company entered into a Term Loan Facility and Security Agreement (“Loan Agreement”) with GreenBlocks. Pursuant to the Loan Agreement, GreenBlocks has requested the Company to extend one or more loans (“advances”) under a senior secured term loan facility in an aggregate outstanding principal amount not to exceed $5 million. The interest rate of the Loan Agreement is 0% and advances are to be repaid on the maturity date, which is the thirty-nine-month anniversary of the Effective Date. GreenBlocks will exclusively use the advances to buy miners that will be operated for the benefit of the Company at a facility in Iceland, with an overall capacity of 8.25 MW. To secure the prompt payment of advances, the Company has been granted a continuing first priority lien and security interest in all of GreenBlocks’s rights, title and interest to the financed miners. The miners are the sole property of GreenBlocks, of which they are responsible for the purchase, installation, operation, and maintenance.

On May 9, 2023, the Company entered into a Computation Capacity Services Agreement (“Agreement”) with GreenBlocks. Pursuant to the Agreement, GreenBlocks will provide computational capacity services and other necessary ancillary services, such as operation, management, and maintenance, at the facility in Iceland for a term of two (2) years. GreenBlocks will own and operate the miners financed through the Loan Agreement for the purpose of providing Computational Capacity of up to 8.25 MW. The Company will pay power costs of five cents ($0.05) per kilowatt hour, a Pod fee of $22,000 per pod per month, and a depreciation fee equal to 1/36 of the facility size per month. The performance fees under this agreement are 20%. The Company submitted to Greenblocks a deposit in the amount of $1,052,100, which was exclusively for the purpose of paying the landlord of the facility for hosting space.

On June 1, 2023, the Company and GreenBlocks entered the Omnibus Amendment to Loan Documents and Other Agreements (“Omnibus Amendment”). This amendment revised both the Loan Agreement and the Computation Capacity Services Agreement previously entered on May 9, 2023. While the core terms remained consistent, notable modifications pertained to the facility size and contracted capacity. Specifically, the facility size was increased from $5 million to $6.7 million. Moreover, GreenBlocks agreed to expand the computation capacity to approximately 10.7 MW. Advances of $6.4 million have been financed by the Company to GreenBlocks. As of September 30, 2023, GreenBlocks provided approximately 10.6 MW of capacity for our miners at their facility.

In October 2023, we entered into a strategic co-location agreement with Soluna Computing, Inc. (“Soluna”) for a term of one year automatically renewing on a month-to-month basis unless terminated by either party. Pursuant to the terms of the agreement, Soluna provides certain required mining colocation services to Bit Digital for the purpose of the operation and storage of an up to 4.4 MW bitcoin mining system to be delivered by Bit Digital. Soluna shall also be entitled to 42.5% of the net profit generated by the miners.

In November 2023, we entered into a hosting services agreement with Dory Creek, LLC, a subsidiary of Bitdeer Technologies Group (“Bitdeer”), for a term of one year automatically renewing on an annual basis unless terminated by either party by giving a 30-day prior notice to the other Party in writing. Pursuant to the terms of the agreement, Bitdeer provides maintenance and operation services to Bit Digital to support 17.5 MW of capacity. Bitdeer shall also be entitled to 30% of the net profit generated by the miners. Bit Digital shall have the first right, but not obligation, to accept services for any extra capacity under the terms of this Agreement.

In May 2022, our hosting partner Blockfusion advised us that the substation at its Niagara Falls, NY facility was damaged by an explosion and fire, and power was cut off to approximately 2,515 of the Company’s bitcoin miners and approximately 710 ETH miners that had been operating at the site immediately prior to the incident. The explosion and fire are believed to have been caused by faulty equipment owned by the power utility. Blockfusion and the Company have entered into a common interest agreement to jointly pursue any claims evolving from the explosion and fire. Prior to the incident, our facility with Blockfusion in Niagara Falls, provided approximately 9.4 MW to power our miners. Power was restored to the facility in September 2022. However, we received a notice dated October 4, 2022, from the City of Niagara Falls, which ordered the cease and desist from any cryptocurrency mining or related operations at the facility until such time as Blockfusion complies with Section 1303.2.8 of the City of Niagara Falls Zoning Ordinance (the “Ordinance”), in addition to all other City ordinances and codes. Blockfusion has advised us that the Ordinance came into practical effect on October 1, 2022, following the expiration of a related moratorium on September 30, 2022. Blockfusion has further advised that it has submitted applications for new permits based on the Ordinance’s new standards and that the permits may take several months to process. Pursuant to the Mining Services Agreement between Bit Digital and Blockfusion dated August 25, 2021, Blockfusion represents, warrants and covenants that it “possesses, and will maintain, all licenses, registrations, authorizations and approvals required by any governmental agency, regulatory authority or other party necessary for it to operate its business and engage in the business relating to its provision of the Services.” On October 5, 2022, Bit Digital further advised Blockfusion that it expects it to comply with directives of the Notice. Our service agreement with Blockfusion ended in September 2023.

Miner Fleet Update and Overview

As of September 30, 2023, we had 46,852 miners owned or operating (in Iceland) for bitcoin mining and 730 ETH miners, with a total maximum hash rate of 3.7 EH/s and 0.3 TH/s, respectively.

On April 28, 2023, we entered into a purchase agreement with an unaffiliated seller of bitcoin mining computers, from whom we acquired 3,600 S19 miners. As of the date of this report, all miners have been delivered.

On May 12, 2023, we entered into a purchase agreement with an unaffiliated seller of bitcoin mining computers, from whom we acquired 2,200 S19J Pro+ miners. As of the date of this report, all miners have been delivered.

On June 21, 2023, we entered into a purchase agreement with an unaffiliated seller of bitcoin mining computers, from whom we acquired 1,100 S19 Pro+ miners. As of the date of this report, all miners have been delivered.

In October 2023, we entered into a purchase agreement with an unaffiliated seller of bitcoin mining computers, from whom we acquired 3,630 S19K Pro miners. As of the date of this report, the miners have not been delivered.

Bitcoin Production

From the inception of our bitcoin mining business in February 2020 to September 30, 2023, we earned an aggregate of 5,906.4 bitcoins.

The following table presents our bitcoin mining activities for the nine months ended September 30, 2023:

	Number of bitcoins	Amount (1)
Balance at December 31, 2022	946.3	$15,796,147
Receipt of BTC from mining services	1,083.5	28,441,394
Exchange of BTC into ETH	(549.2)	(9,732,283)
Sales of and payments made in BTC	(663.2)	(12,008,138)
Receipt of BTC from other income	3.4	95,222
Impairment of BTC	-	(4,011,342)
Balance at September 30, 2023	820.8	$18,581,000

(1)	Receipt of digital assets from mining services are the product of the number of bitcoins received multiplied by the bitcoin price obtained from CoinMarketCap, calculated on a daily basis. Sales of digital assets are the actual amount received from sales.

Environmental, Social and Governance

Sustainability is a major strategic focus for us. Several of our mining locations in the US and Canada provide access to partially carbon-free energy and other sustainability-related solutions, in varying amounts depending on location, including components of hydroelectric, solar, wind, nuclear and other carbon-free generation sources, based on information provided by our hosts and publicly available data, which we believe helps mitigate the environmental impact of our operations. We work with an independent ESG (Environmental, Social and Governance) consultant to self-monitor and adopt an environmental policy to help us to improve our percentage of green electricity and other sustainability initiatives. As we continue to align ourselves with the future of technology and business, we are dedicated to continuously enhancing sustainability, which we believe future-proofs our operations and the larger bitcoin network.

We believe that the bitcoin network and the mining that powers it are important inventions in human progress. The process of problem-solving and verifying bitcoin transactions using advanced computers is energy intensive, and scrutiny has been applied to the industry for this reason. It follows that the environmental costs of mining bitcoin should be surveyed and mitigated by every company in our fast-growing sector. We aim to contribute to the acceleration of bitcoin’s decarbonization and act as a role model in our industry, responsibly stewarding digital assets.

We work with Apex Group Ltd, an independent ESG consultancy, with the goal of becoming one the first publicly-listed bitcoin miners to receive an independent ESG rating on our operations, which we anticipate will provide transparency on the environmental sustainability of our operations, as well as other metrics. Apex’s ESG Ratings & Advisory tools allow us to benchmark our ESG performance against international standards and our peers to identify opportunities for improvement and progress over time. We believe this is an integral approach to improving our sustainability practices and mitigating our environmental impact. By measuring the sustainability and footprint of Bit Digital’s mining, we are able to develop targets to continuously improve as we shift towards our goal of 100% clean energy usage.

On December 7, 2021, the Company became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

COVID-19

In March 2020, the World Health Organization declared the COVID-19 outbreak (“COVID-19”) a global pandemic. While all restrictions have been lifted, we continue to monitor the situation and the possible effects on our financial condition, liquidity, operations, suppliers and industry, and may take further actions that alter our operations and business practices as may be required by federal, state or local authorities or that we determine are in the best interests of our partners, customers, suppliers, vendors, employees and shareholders.

Additionally, we have evaluated the potential impact of the COVID-19 outbreak on our financial statements, including, but not limited to, the impairment of long-lived assets and valuation of digital assets. Where applicable, we have incorporated judgments and estimates of the expected impact of COVID-19 in the preparation of the financial statements based on information currently available. These judgments and estimates may change, as new events develop and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known. Based on our current assessment, we do not expect any material impact on our long-term strategic plans, operations and liquidity.

Results of operations

The following table summarizes the results of our operations during the three months ended September 30, 2023 and 2022, respectively, and provides information regarding the dollar increase or (decrease) during the period.

	For the Three Months Ended September 30,		Variance in
	2023	2022	Amount
		(As Restated)
Revenues	$11,559,841	$9,130,961	$2,428,880

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(8,796,391)	(6,500,483)	(2,295,908)
Depreciation and amortization expenses	(3,623,573)	(9,312,176)	5,688,603
General and administrative expenses	(4,873,698)	(6,231,658)	1,357,960
Realized gain on exchange of digital assets	879,305	1,228,068	(348,763)
Impairment of digital assets	(2,146,865)	(2,718,164)	571,299
Total operating expenses	(18,561,222)	(23,534,413)	4,973,191

Loss from operations	(7,001,381)	(14,403,452)	7,402,071

Net (loss) gain from disposal of property and equipment	(56,751)	60,701	(117,452)
Gain from sale of investment security	8,220	-	8,220
Other income (expense), net	(29,299)	26,098	(55,397)
Total other income, net	(77,830)	86,799	(164,629)

Loss before income taxes	(7,079,211)	(14,316,653)	7,237,442

Income tax expenses	(102,927)	(195,529)	92,602
Net loss and comprehensive loss	$(7,182,138)	$(14,512,182)	$7,330,044

Revenues

We generate revenues from digital asset mining and ETH staking business.

Revenues from digital asset mining

We provide computing power to digital asset mining pools, and receive consideration in the form of digital assets, the value of which is determined by the daily quoted closing U.S. dollar spot rate of a digital asset each day to determine the fair value of the digital asset on the date received. By providing computing power to successfully add a block to the blockchain, the Company is entitled to a fractional share of the digital assets award from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the three months ended September 30, 2023, we received 403.1 bitcoins from the Foundry USA Pool (“Foundry”) mining pool. As of September 30, 2023, our maximum hash rate was at an aggregate of 3.7 EH/s and 0.3 TH/s for our bitcoin miners and ETH miners, respectively. For the three months ended September 30, 2023, we recognized revenue of $11.3 million and $nil from bitcoin mining services and ETH mining services, respectively.

For the three months ended September 30, 2022, we received 429.1 bitcoins from the Foundry mining pool and 0.5 ETHs from Ethermine mining pool (“Ethermine”) operated by Bitfly Gmbh. We discontinued the ETH mining operations in September 2022 due to the Ethereum blockchain switching from proof-of-work (“PoW”) consensus mechanism to proof-of-stake (“PoS”) validation. As of September 30, 2022, our maximum hash rate was at an aggregate of 2.7 EH/s and 0.3 TH/s for our bitcoin miners and ETH miners, respectively. For the three months ended September 30, 2022, we recognized revenue of $9.1 million and $765 from bitcoin mining services and ETH mining services, respectively.

Our revenues from digital asset mining services increased by $2.2 million, or 23.9%, to $11.3 million for the three months ended September 30, 2023 from $9.1 million for the three months ended September 30, 2022. The increase was primarily due to a higher average BTC price in the third quarter of 2023, compared to the same period in 2022, partially offset by the decrease of 26.0 bitcoins generated from our mining business.

We expect to continue to opportunistically invest in miners to increase our hash rate capacity.

Revenues from ETH staking

During the fourth quarter of 2022, we commenced ETH staking business, in both native staking and liquid staking. With the introduction of staked ETH withdrawals in April 2023, we have reassessed our Ethereum network staking approaches, weighing the advantages of traditional staking against liquid staking solutions. The withdrawal feature in native staking, coupled with yields that are on par with those of liquid staking, has encouraged us to expand our collaborations with other service providers in this domain. As a result, we have terminated all liquid staking activities with StakeWise in the third quarter, reclaiming all staked Ethereum along with the accumulated rewards. As of September 30, 2023, only two nodes are maintained with Blockdaemon to continue our native staking operations.

For the ETH native staking business with Blockdaemon and Marsprotocol, we stake ETH, through network-based smart contracts, on a node for the purpose of validating transactions and adding blocks to the network. Through these contracts, the Company stakes ETH on nodes for the purpose of validating transactions and adding blocks to the Ethereum blockchain network. The Company is able to withdraw staked ETH under contracted staking since April 12, 2023 when the announced Shanghai upgrade was completed. In exchange for staking the ETH and validating transactions on blockchain networks, the Company is entitled to block rewards and transaction fees for successfully validating or adding a block to the blockchain. These rewards are received by the Company directly from the Ethereum network and are calculated approximately based on the proportion of the Company’s stake to the total ETH staked by all validators.

For the liquid staking business, the Company has deployed ETH into Portara protocol (formerly known as Harbour) and Liquid Collective protocol, supported by liquid staking solution provider under the consortium of Blockdaemon and Stakewise, and Coinbase, respectively. By staking, we receive receipt tokens for the ETH staked which could be redeemed to ETH or can be traded or collateralized elsewhere, at any time. In addition, we receive rETH-H for rewards earned from Portara protocol.

For the three months ended September 30, 2023, we earned 115.2 ETH in native staking and 24.1 ETH in liquid staking, respectively. For the three months ended September 30, 2023, we recognized revenues of $202,521 and $42,259 from native staking and liquid staking, respectively.

Cost of revenues

The Company’s cost of revenue consists primarily of i) direct production costs related to mining operations, including electricity costs, profit-sharing fees and other relevant costs, but excluding depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations, and ii) direct cost related to ETH staking business including service fee and profit-sharing fees to the service providers, which is immaterial during the three months ended September 30, 2023.

For the three months ended September 30, 2023 and 2022, the cost of revenue was comprised of the following:

	For the Three Months Ended September 30,
	2023	2022

Electricity costs	$7,240,148	$5,728,821
Profit-sharing fees	1,095,580	608,912
Other costs	460,663	162,750
Total	$8,796,391	$6,500,483

Electricity costs. These expenses were incurred by mining facilities for the miners in operation and were closely correlated with the number of deployed miners.

For the three months ended September 30, 2023, electricity costs increased by $1.5 million, or 26%, compared to the electricity costs incurred for the three months ended September 30, 2022. The increase primarily resulted from an increase in the number of deployed miners.

Profit-sharing fees. In 2021, we entered into hosting agreements with certain mining facilities, which included performance fees calculated as a fixed percentage of net profit generated by the miners. We refer to these fees as profit-sharing fees.

For the three months ended September 30, 2023, profit-sharing fees increased by $0.5 million, or 80%, compared to profit-sharing fees incurred in the three months ended September 30, 2022. The net increase in profit-sharing fees was primarily due to the higher bitcoin production resulting from the deployment of additional miners at both our new and existing hosting sites and the higher average BTC price for three months ended September 30, 2023.

We expect a proportionate increase in cost of revenues as we continue to focus on the expansion and upgrade of our miner fleet.

Depreciation and amortization expenses

For the three months ended September 30, 2023 and 2022, depreciation and amortization expenses were $3.6 million and $9.3 million, respectively, based on an estimated useful life of three years for miners and five years for vehicles.

General and administrative expenses

For the three months ended September 30, 2023, our general and administrative expenses, totaling $4.9 million, were primarily comprised of professional and consulting expenses of $1.4 million, salary and bonus expenses of $1.5 million, shared-based compensation expenses of $0.5 million, directors and officers insurance expenses of $0.2 million, marketing expenses of $0.4 million, miner transportation costs of $13,852, and employee travel expenses of $0.1 million.

For the three months ended September 30, 2022, our general and administrative expenses, totaling $6.2 million, were primarily comprised of professional and consulting expenses of $2.7 million, salary and bonus expenses of $0.7 million, shared-based compensation expenses of $0.6 million related to RSUs and share options granted to our employees, consultants and director, directors and officers liability insurance expenses of $1.1 million, employee travel expenses of $0.1 million, and marketing expenses of $0.3 million.

Realized gain on exchange of digital assets

Digital assets are recorded at cost less impairment. Any gains or losses from sales of digital assets are recorded as “Realized gain on exchange of digital assets” in the consolidated statements of operations. For the three months ended September 30, 2023, we recorded a gain of $0.9 million from the exchange of 195.4 bitcoins and 4.4 ETH. For the three months ended September 30, 2022, we recorded a gain of $1.2 million from the exchange of 346.6 bitcoins and 0.4 ETH.

Impairment of digital assets

Impairment of digital assets was $2.1 million and $2.7 million for the three months ended September 30, 2023 and 2022, respectively. We utilized the intraday low price of digital assets in the calculation of impairment of digital assets.

For the three months ended September 30, 2023, the impairment of $2.1 million was comprised of impairment of $1.4 million and $0.7 million on bitcoins and ETH, respectively. For the three months ended September 30, 2022, the impairment of $2.7 million was comprised of impairment of $1.3 million and $1.4 million on bitcoins and ETH, respectively.

Net (loss) gain from disposal of property and equipment

For the three months ended September 30, 2023, we disposed of 1,024 bitcoin miners. The Company recognized a loss of $56,751 from writing off these miners.

For the three months ended September 30, 2022, we sold 103 bitcoin miners to certain third-party purchasers for a total consideration of $86,010. The Company recognized a gain of $60,701 from the sale of miners which was recorded in the account of “gain from disposal of property and equipment”. In addition, the Company wrote off one Innosilicon A10 series ETH miner during the quarter.

Gain from sale of investment security

For the three months ended September 30, 2023, we sold our investment in one privately held company with a cost of $81,299 for consideration of $89,519. We recognized a gain of $8,220 from the sale which was recorded in the account of “gain from sale of investment security”.

Income tax expenses

Income tax expenses were $102,927 for the three months ended September 30, 2023, which was comprised of income tax expenses of $259 from our U.S. operations and income tax expenses of $102,668 from our Hong Kong operations.

Income tax expenses were $0.2 million for the three months ended September 30, 2022, which was comprised of income tax expenses of $42,436 from our US operations, a tax expense of $83,911 from our Hong Kong operations, and an unrecognized tax benefit of $69,182 from our Hong Kong operations. The income tax expense from US operations and Canada operations are primarily driven by of the valuation allowance that the Company applied on its entire balance of deferred tax assets in the quarter ended September 30, 2022, resulting in an income tax expense of $42,346. The unrecognized tax benefit is related to uncertain Hong Kong profits tax positions due to offshore non-taxable claim lodged on the business profits and tax deduction claim on share-based compensation which is however subject to review and approval by the Hong Kong tax authority.

Net loss and loss per share

For the three months ended September 30, 2023, our net loss was $7.2 million, representing a change of $7.3 million from a net loss of $14.5 million for the three months ended September 30, 2022.

Basic and diluted loss per share was $0.08 and $0.27 for the three months ended September 30, 2023 and 2022, respectively. Weighted average number of shares was 88,987,799 and 54,675,621 for the three months ended September 30, 2023 and 2022, respectively.

The following table summarizes the results of our operations during the nine months ended September 30, 2023 and 2022, respectively, and provides information regarding the dollar increase or (decrease) during period.

	For the Nine Months Ended September 30,		Variance in
	2023	2022	Amount
		(As Restated)
Revenues	$28,862,442	$24,519,708	$4,342,734

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(19,625,674)	(14,352,879)	(5,272,795)
Depreciation and amortization expenses	(10,994,773)	(18,433,925)	7,439,152
General and administrative expenses	(15,421,357)	(15,102,591)	(318,766)
Realized gain on exchange of digital assets	10,204,931	5,493,984	4,710,947
Impairment of digital assets	(5,731,861)	(20,708,268)	14,976,407
Total operating expenses	(41,568,734)	(63,103,679)	21,534,945

Loss from operations	(12,706,292)	(38,583,971)	25,877,679

Net (loss) gain from disposal of property and equipment	(56,751)	1,515,597	(1,572,348)
Gain from sale of investment security	8,220	1,039,999	(1,031,779)
Other income (expense), net	1,151,367	(564,971)	1,716,338
Total other income, net	1,102,836	1,990,625	(887,789)

Loss before income taxes	(11,603,456)	(36,593,346)	24,989,890

Income tax (expenses) benefits	(265,997)	(14,880)	(251,117)
Net loss and comprehensive loss	$(11,869,453)	$(36,608,226)	$24,738,773

Revenues

We generate revenues from digital asset mining and ETH staking business.

Revenues from digital asset mining

We provide computing power to digital asset mining pools, and receive consideration in the form of digital assets, the value of which is determined by the daily quoted closing U.S. dollar spot rate of digital asset each day to determine the fair value of digital asset on the date received. By providing computing power to successfully add a block to the blockchain, the Company is entitled to a fractional share of the digital assets award from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the nine months ended September 30, 2023, we received 1,083.5 bitcoins from the Foundry USA Pool (“Foundry”) mining pool. As of September 30, 2023, our maximum hash rate was at an aggregate of 3.7 EH/s and 0.3 TH/s for our bitcoin miners and ETH miners, respectively. For the nine months ended September 30, 2023, we recognized revenue of $28.4 million and $nil from bitcoin mining services and ETH mining services, respectively.

For the nine months ended September 30, 2022, we received 820.8 bitcoins from the Foundry mining pool and 294.1 ETHs from Ethermine mining pool (“Ethermine”) operated by Bitfly Gmbh. We discontinued the ETH mining operations in September 2022 due to the Ethereum blockchain switching from proof-of-work (“PoW”) consensus mechanism to proof-of-stake (“PoS”) validation. As of September 30, 2022, our maximum hash rate was at an aggregate of 2.7 EH/s and 0.3 TH/s for our bitcoin miners and ETH miners, respectively. For the nine months ended September 30, 2022, we recognized revenue of $23.6 million and $0.9 million from bitcoin mining services and ETH mining services, respectively.

Our revenues from digital asset mining services increased by $3.9 million, or 16.0%, to $28.4 million for the nine months ended September 30, 2023 from $24.5 million for the nine months ended September 30, 2022. The increase was primarily due to the net effect of an increase of 262.7 bitcoins generated from our mining business, partially offset by a lower average BTC price as of September 30, 2023, compared to the same period in 2022.

We expect to continue to opportunistically invest in miners to increase our hash rate capacity.

Revenues from ETH staking

During the fourth quarter of 2022, we commenced ETH staking business, in both native staking and liquid staking. With the introduction of staked ETH withdrawals in April 2023, we have reassessed our Ethereum network staking approaches, weighing the advantages of traditional staking against liquid staking solutions. The withdrawal feature in native staking, coupled with yields that are on par with those of liquid staking, has encouraged us to expand our collaborations with other service providers in this domain. As a result, we have terminated all liquid staking activities with StakeWise in the third quarter, reclaiming all staked Ethereum along with the accumulated rewards. As of September 30, 2023, only two nodes are maintained with Blockdaemon to continue our native staking operations.

For the ETH native staking business with Blockdaemon and Marsprotocol, we stake ETH, through network-based smart contracts, on a node for the purpose of validating transactions and adding blocks to the network. Through these contracts, the Company stakes ETH on nodes for the purpose of validating transactions and adding blocks to the Ethereum blockchain network. The Company is able to withdraw staked ETH under contracted staking since April 12, 2023 when the announced Shanghai upgrade was completed. In exchange for staking the ETH and validating transactions on blockchain networks, the Company is entitled to the block rewards and transaction fees for successfully validating or adding a block to the blockchain. These rewards are received by the Company directly from the Ethereum network and are calculated approximately based on the proportion of the Company’s stake to the total ETH staked by all validators.

For the liquid staking business, the Company has deployed ETH into Portara protocol (formerly known as Harbour) and Liquid Collective protocol, supported by liquid staking solution provider under the consortium of Blockdaemon and Stakewise, and Coinbase, respectively. By staking, we receive receipt tokens for the ETH staked which could be redeemed to ETH or can be traded or collateralized elsewhere, at any time. In addition, we receive rETH-H for rewards earned from Portara protocol.

For the nine months ended September 30, 2023, we earned 160.2 ETH in native staking and 78.7 ETH in liquid staking, respectively. For the nine months ended September 30, 2023, we recognized revenues of $283,402 and $137,646 from native staking and liquid staking, respectively.

Cost of revenues

The Company’s cost of revenues consists primarily of i) direct production costs related to mining operations, including electricity costs, profit-sharing fees and other relevant costs, but excludes depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations, and ii) direct cost related to ETH staking business including service fee and profit-sharing fees to the service providers, which is immaterial during the nine months ended September 30, 2023.

For the nine months ended September 30, 2023 and 2022, the cost of revenues was comprised of the following:

	For the Nine Months Ended September 30,
	2023	2022

Electricity costs	$15,470,146	$10,375,053
Profit-sharing fees	3,337,415	3,207,632
Other costs	818,113	770,194
Total	$19,625,674	$14,352,879

Electricity costs. These expenses were incurred by mining facilities for the miners in operation and were closely correlated with the number of deployed miners.

For the nine months ended September 30, 2023, electricity costs increased by $5.1 million, or 49%, compared to the electricity costs incurred for the nine months ended September 30, 2022. The increase primarily resulted from an increase in the number of deployed miners.

Profit-sharing fees. In 2021, we entered into hosting agreements with certain mining facilities, which included performance fees calculated as a fixed percentage of net profit generated by the miners. We refer to these fees as profit-sharing fees.

For the nine months ended September 30, 2023, profit-sharing fees increased slightly by $0.1 million, or 4%, compared to the corresponding period in 2022. The profit-sharing fees for the nine months ended September 30, 2023 remained relatively stable in comparison to the corresponding period in the previous year. This stability was aligned with the consistent revenues from our mining business. The revenue’s consistency primarily resulted from an increase in bitcoin production, which was offset by the average lower BTC price during the nine months ended September 30, 2023.

We expect a proportionate increase in cost of revenue as we continue to focus on the expansion and upgrade of our miner fleet.

Depreciation and amortization expenses

For the nine months ended September 30, 2023 and 2022, depreciation and amortization expenses were $11.0 million and $18.4 million, respectively, based on an estimated useful miner life of three years.

General and administrative expenses

For the nine months ended September 30, 2023, our general and administrative expenses, totaling $15.4 million, were primarily comprised of professional and consulting expenses of $3.9 million, salary and bonus expenses of $4.2 million, shared-based compensation expenses of $1.1 million, directors and officers insurance expenses of $1.5 million, and marketing expenses of $1.1 million, employee travel expenses of $0.5 million, and miner transportation costs of $0.2 million.

For the nine months ended September 30, 2022, our general and administrative expenses, totaling $15.1 million, were primarily comprised of professional and consulting expenses of $5.7 million, salary and bonus expenses of $2.0 million, shared-based compensation expenses of $1.7 million related to RSUs and share options granted to our employees and consultants, director and officer insurance expenses of $2.2 million, employee travel expenses of $0.5 million, and marketing expenses of $0.8 million.

Realized gain on exchange of digital assets

Digital assets are recorded at cost less impairment. Any gains or losses from sales of digital assets are recorded as “Realized gain on exchange of digital assets” in the consolidated statements of operations. For the nine months ended September 30, 2023, we recorded a gain of $10.2 million from the exchange of 1,209.0 bitcoins and 3,006.7 ETH. For the nine months ended September 30, 2022, we recorded a gain of $5.5 million from the exchange of 686.0 bitcoins and 87.2 ETH.

Impairment of digital assets

Impairment of digital assets was $5.7 million and $20.7 million for the nine months ended September 30, 2023 and 2022, respectively. We utilized the intraday low price of digital assets in calculation of impairment of digital assets.

For the nine months ended September 30, 2023, the impairment of $5.7 million was comprised of impairment of $4.0 million and $1.7 million on bitcoins and ETH, respectively. For the nine months ended September 30, 2022, the impairment of $20.7 million was comprised of impairment of $18.7 million and $2.0 million on bitcoins and ETH, respectively.

Net (loss) gain from disposal of property and equipment

For the nine months ended September 30, 2023, we disposed of 1,024 miners. The Company recognized a loss of $56,751 from writing off these miners.

For the nine months ended September 30, 2022, we sold 1,115 bitcoin miners to certain third-party purchasers for a total consideration of $1.8 million. The Company recognized a gain of $1.5 million from the sale of miners which was recorded in the account of “gain from disposal of property and equipment”. In addition, the Company wrote off one Innosilicon A10 series ETH miner during the quarter.

Gain from sale of investment security

For the nine months ended September 30, 2023, we divested our stake in one privately held company with a cost of $81,299 for consideration of $89,519. We recognized a gain of $8,220 from the sale which was recorded in the account of “gain from sale of investment security”.

For the nine months ended September 30, 2022, we sold a portion of our investment in one privately held company with a cost of $0.7 million for consideration of $1.7 million. We recognized a gain of $1.0 million from the sale which was recorded in the account of “gain from sale of investment security”.

Income tax expenses

Income tax expenses were $265,997 for the nine months ended September 30, 2023, which was comprised of income tax expenses of $5,606 from our U.S. operations and income tax expenses of $260,391 from our Hong Kong operations. The tax expense from Hong Kong is partially driven by the additional accrued penalty related to uncertain Hong Kong profits tax positions due to offshore non-taxable claim lodged on the business profits and tax deduction claim on share-based compensation which are both, however, subject to review and approval by the Hong Kong tax authority, and partially from the income tax assessed on the profits generated in Hong Kong.

Income tax expenses were $14,880 million for the nine months ended September 30, 2022, which was comprised of income tax benefit of $0.3 million from our US operations, unrecognized tax benefit of $0.2 million from our Hong Kong operations, tax expense of $84,775 from our Hong Kong operations, and tax expense of $58,082 from Canada operations. The unrecognized tax benefit is related to uncertain Hong Kong profits tax positions due to offshore non-taxable claim lodged on the business profits and tax deduction claim on share-based compensation which is however subject to review and approval by the Hong Kong tax authority.

Net loss and loss per share

For the nine months ended September 30, 2023, our net loss was $11.9 million, representing a change of $24.7 million from a net loss of $36.6 million for the nine months ended September 30, 2022.

Basic and diluted loss per share was $0.14 and $0.47 for the nine months ended September 30, 2023 and 2022, respectively. Weighted average number of shares was 84,887,211 and 77,296,373 for the nine months ended September 30, 2023 and 2022, respectively.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of September 30, 2023 and December 31, 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report.

	September 30,	December 31,	Variance in
	2023	2022	Amount
ASSETS
Current Assets
Cash and cash equivalents	$20,807,209	$32,691,060	$(11,883,851)
Restricted cash	1,320,000	1,320,000	-
USDC	1,547,980	626,441	921,539
Digital assets	39,604,591	27,587,328	12,017,263
Income tax receivable	674,003	752,363	(78,360)
Other current assets	2,509,523	1,433,999	1,075,524
Total Current Assets	66,463,306	64,411,191	2,052,115

Loans receivable	400,000	-	400,000
Investment securities	3,961,964	1,787,922	2,174,042
Deposits for property and equipment	2,694,881	2,594,881	100,000
Property and equipment, net	25,138,590	22,609,391	2,529,199
Other non-current assets	10,072,819	9,033,200	1,039,619
Total Assets	$108,731,560	$100,436,585	$8,294,975

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1,113,538	$3,628,619	$(2,515,081)
Income tax payable	124,108	15,918	108,190
Accrued litigation settlement cost	-	2,100,000	(2,100,000)
Other payables and accrued liabilities	1,007,085	1,714,735	(707,650)
Total Current Liabilities	2,244,731	7,459,272	(5,214,541)

Long-term income tax payable	3,196,204	3,044,004	152,200

Total Liabilities	$5,440,935	$10,503,276	$(5,062,341)

Cash and cash equivalents

Cash and cash equivalents primarily consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. The total balance of cash and cash equivalents were $20.8 million and $32.7 million as of September 30, 2023 and December 31, 2022, respectively. The decrease in the balance of cash and cash equivalents was a result of net cash of $23.2 million used in operating activities, and net cash of $10.8 million used in investing activities, partially offset by net cash of $22.1 million provided by financing activities.

USDC

USD Coin (“USDC”) is accounted for as a financial instrument; one USDC can be redeemed for one U.S. dollar on demand from the issuer. The balance of USDC was $1.5 million and $0.6 million as of September 30, 2023 and December 31, 2022, respectively. The increase in the balance of USDC was primarily due to collection of USDC of $8.5 million from exchange of BTC and collection of USDC of $0.7 million from sales of Antminer coupons, partially offset by purchase of miners of $6.5 million and payment of other expenses of $1.8 million.

Digital assets

Digital assets primarily consist of bitcoin and ETH. For the nine months ended September 30, 2023, we earned bitcoins from mining services and ETH staking services. We exchanged bitcoins into ETH or USDC, exchanged bitcoins and ETH into cash, or used bitcoin and ETH to pay certain operating costs and other expenses. Digital assets held are accounted for as intangible assets with indefinite useful lives and are subject to impairment losses if the fair value of digital assets decreases below the carrying value at any time during the period. The fair value is measured using the intraday low price of the digital assets.

As compared with the balance as of December 31, 2022, the balance of digital assets as of September 30, 2023 increased by $12.0 million, which was primarily attributable to generation of bitcoins of $28.4 million from our mining business, and exchange of bitcoins into ETH for a total of $13.8 million, partially offset by exchange of bitcoins and ETH for a total of $7.9 million into cash, exchange of bitcoins of $5.8 million into USDC, and a combined impairment of $5.7 million on bitcoin and ETH.

Loans Receivable

Loans receivable consists of loans issued by the Company to third parties. The total balance of loans receivable was $0.4 million and $nil as of September 30, 2023 and December 31, 2022, respectively. The increase in the balance of loan receivables was due to the outstanding loan amounts of $0.4 million with Blockbreakers as of September 30, 2023.

Investment Securities

As of September 30, 2023, the Company’s investment securities no longer include the previously held investment in one equity method investee over which the Company had significant influence. The current portfolio now consists of investment in one fund and three privately held companies over which the Company neither has control nor significant influence through investments in ordinary shares. The total balance of investment securities was $4.0 million and $1.8 million as of September 30, 2023 and December 31, 2022, respectively. The increase of $2.2 million in the balance of investment securities was primarily due to the close of the investments in Auros Global Limited of $2.0 million on February 24, 2023, Marsprotocol Technologies Pte. Ltd of $0.1 million on March 1, 2023, and Ingonyama Ltd. of $0.1 million on September 21, 2023, and adjustments of $0.1 million to the investment securities. These were offset by the divestment in Marsprotocol Technologies Pte. Ltd of $0.1 million on August 4, 2023.

Deposits for property and equipment

The deposits for property and equipment consists of advance payments for miner and vehicle purchases. The Company initially recognizes deposits for property and equipment when cash is advanced to suppliers of property and equipment. Subsequently, the Company derecognizes and reclassifies deposits for property and equipment to property and equipment when control over the property and equipment is transferred to and obtained by the Company. The total balance of deposits for property and equipment was $2.7 million and $2.6 million as of September 30, 2023 and December 31, 2022, respectively. The increase in the balance of deposits for property and equipment of $0.1 million was primarily due to prepayment of miners of $7.5 million, partially offset by receipt of miners of $7.4 million.

Property and equipment, net

Property and equipment was primarily comprised of BTC miners and ETH miners, both with an estimated 3-year useful life.

As of September 30, 2023, we had 46,852 bitcoin miners owned or operating in Iceland and 730 ETH miners with a net book value of $24.7 million and $0.1 million, respectively. As of December 31, 2022, we had 37,676 bitcoin miners and 730 ETH miners with a net book value of $22.4 million and $0.2 million, respectively.

Accounts payable

Accounts payable represented the amount due to the maintenance service provided by our hosting partners. Compared with December 31, 2022, the balance of accounts payable decreased by $2.5 million, largely due to the payments to our hosting partners in the first half of 2023.

Long-term income tax payable

Compared with December 31, 2022, the balance as of September 30, 2023 increased by $152,200, which was recognized for the incremental penalty accrued on the existing unrecognized tax benefits for the nine months ended September 30, 2023. Refer to Note 11. Income Taxes for further details.

Non-GAAP Financial Measures

In addition to consolidated U.S. GAAP financial measures, we consistently evaluate our use of and calculation of the non-GAAP financial measures, “Adjusted EBITDA” and Adjusted earnings per share (“Adjusted EPS”).

Adjusted EBITDA is a financial measure defined as our EBITDA, adjusted to eliminate the effects of certain non-cash and / or non-recurring items, that do not reflect our ongoing strategic business operations. EBITDA is computed as net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA is EBITDA further adjusted for certain income and expenses, which management believes results in a performance measurement that represents a key indicator of the Company’s core business operations of digital asset mining. The adjustments currently include fair value adjustments such as investment securities value changes and non-cash share-based compensation expense, in addition to other income and expense items.

Adjusted EPS is a financial measure defined as our EBITDA divided by our diluted weighted-average shares outstanding, adjusted with the EPS impact related to the adjustments made to EBITDA to derive Adjusted EBITDA.

We believe Adjusted EBITDA and Adjusted EPS can be important financial measures because they allow management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiencies, from period-to-period by making such adjustments.

Adjusted EBITDA and Adjusted EPS are provided in addition to and should not be considered to be a substitute for, or superior to net income, the comparable measures under U.S. GAAP. Further, Adjusted EBITDA and Adjusted EPS should not be considered as an alternative to revenue growth, net income, diluted earnings per share or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA and Adjusted EPS have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under U.S. GAAP.

Reconciliations of Adjusted EBITDA and Adjusted EPS to the most comparable U.S. GAAP financial metric for historical periods are presented in the table below:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
		(As Restated)		(As Restated)
Reconciliation of non-GAAP income from operations:
Net Loss	$(7,182,138)	$(14,512,182)	$(11,869,453)	$(36,608,226)
Depreciation and amortization expenses	3,623,573	9,312,176	10,994,773	18,433,925
Income tax expenses	102,927	195,529	265,997	14,880
EBITDA	(3,455,638)	(5,004,477)	(608,683)	(18,159,421)

Adjustments:
Share based compensation expenses	527,107	616,609	1,140,882	1,673,948
Loss (Gain) from disposal of property and equipment	56,751	(60,701)	56,751	(1,515,597)
Gain from sale of investment security	(8,220)	-	(8,220)	(1,039,999)
Gain from disposal of a subsidiary	-	-	-	(52,383)
Liquidated damage expenses	-	-	-	619,355
Changes in fair value of long-term investments	(6,329)	(32,134)	(74,055)	(32,134)
Adjusted EBITDA	$(2,886,329)	$(4,480,703)	$506,675	$(18,506,231)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
		(As Restated)		(As Restated)
Reconciliation of non-GAAP Basic and Dilutive Loss Per Share:
Basic and dilutive loss per share	$(0.08)	$(0.27)	$(0.14)	$(0.47)
Depreciation and amortization expenses	0.04	0.17	0.13	0.24
Income tax expenses	0.00	0.00	0.00	0.00
EBITDA per share	(0.04)	(0.10)	(0.01)	(0.23)

Adjustments:
Share based compensation expenses	0.01	0.01	0.01	0.02
Loss (Gain) from disposal of property and equipment	0.00	0.00	0.00	(0.02)
Gain from sale of investment security	0.00	-	0.00	(0.01)
Gain from disposal of a subsidiary	-	-	-	0.00
Liquidated damage expenses	-	-	-	0.01
Changes in fair value of long-term investments	0.00	0.00	0.00	0.00
Adjusted basic and dilutive loss per share	$(0.03)	$(0.09)	$(0.00)	$(0.23)

Liquidity and capital resources

To date, we have financed our operations primarily through cash flows from operations, and equity financing through public and private offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and equity financings. We may also consider debt, preferred and convertible financing as well.

The Company may also offer and sell equity securities from time to time in one or more offerings at the market (ATM) at prices and on terms which the Company will then determine for an initial aggregate offering price of $500 million pursuant to a registration statement on Form F-3 declared effective by the SEC on May 4, 2022.

As of September 30, 2023, we had working capital of $64.2 million which includes USDC of $1.5 million and digital assets of $39.6 million as compared with working capital of $57.0 million as of December 31, 2022. Working capital is the difference between the Company’s current assets and current liabilities.

In May and June 2023, the Company issued an aggregate of 2,401,776 ordinary shares to Ionic Ventures LLC for gross proceeds of $7.0 million. The Company received net proceeds of approximately $6.7 million after deducting commissions payable to the placement agent.

In July and August 2023, the Company issued an aggregate of 4,345,887 ordinary shares to Ionic Ventures LLC for gross proceeds of $15.0 million. The Company received net proceeds of $14.3 million after deducting commissions payable to the underwriter.

In August and September 2023, the Company sold an aggregate of 781,602 ordinary shares in connection with the at-the-market offering. The Company received net proceeds of $1.9 million, net of offering costs.

Revenue from Operations

Funding our operations on a going-forward basis will rely significantly on our ability to continue to mine digital assets and the spot or market price of the digital assets we mine, and our ability to earn ETH rewards from ETH staking business and the spot or market price of ETH.

We expect to generate ongoing revenues primarily from the production of digital assets, primarily bitcoin, in our mining facilities. Our ability to liquidate digital assets at future values will be evaluated from time to time to generate cash for operations. Generating digital assets, for example, with spot market values which exceed our production and other costs, will determine our ability to report profit margins related to such mining operations. Furthermore, regardless of our ability to generate revenue from our digital assets, we may need to raise additional capital in the form of equity or debt to fund our operations and pursue our business strategy.

The ability to raise funds as equity, debt or conversion of digital assets to maintain our operations is subject to many risks and uncertainties and, even if we are successful, future equity issuances would result in dilution to our existing stockholders and any future debt or debt securities may contain covenants that limit our operations or ability to enter into certain transactions. Our ability to realize revenue through digital asset production and successfully convert digital assets into cash or fund overhead with digital asset is subject to a number of risks, including regulatory, financial and business risks, many of which are beyond our control. Additionally, the value of digital asset rewards has historically been extremely volatile, and future prices cannot be predicted.

If we are unable to generate sufficient revenue from our digital asset production when needed or secure additional funding, it may become necessary to significantly reduce our current rate of expansion or to explore other strategic alternatives.

Cash flows

	For the Nine Months Ended September 30,
	2023	2022
		(As Restated)
Net Cash Used in Operating Activities	$(23,234,474)	$(9,045,515)
Net Cash Used in Investing Activities	(10,795,265)	(18,557,580)
Net Cash Provided by Financing Activities	22,145,888	18,790,645
Net decrease in cash, cash equivalents and restricted cash	(11,883,851)	(8,812,450)
Cash, cash equivalents and restricted cash, beginning of period	34,011,060	42,398,528
Cash, cash equivalents and restricted cash, end of period	$22,127,209	$33,586,078

Operating Activities

Net cash used in operating activities was $23.2 million for the nine months ended September 30, 2023, derived mainly from (i) a net loss of $11.9 million for the nine months ended September 30, 2023 adjusted for digital assets of $28.4 million from our mining services, depreciation expenses of property and equipment of $11.0 million, gain from exchange of digital assets of $10.2 million, and impairment of digital assets of $5.7 million, and (ii) net changes in our operating assets and liabilities, principally comprising of a decrease in digital assets and stable coins of $11.8 million as net proceeds from sales of and payments of digital assets and stable coins.

Net cash used in operating activities was $9.0 million for the nine months ended September 30, 2022, derived mainly from (i) a net loss of $36.6 million for the nine months ended September 30, 2022 adjusted for digital assets of $24.5 million from our mining services, depreciation expenses of miners of $18.4 million, gain from exchange of digital assets of $5.5 million, impairment of digital assets of $20.7 million, and income from sale of investment security of $1.0 million, and (ii) net changes in our operating assets and liabilities, principally comprising of a decrease in digital assets and stable coins of $17.3 million as net proceeds from sales of digital assets and stable coins.

Investing Activities

Net cash used in investing activities was $10.8 million for the nine months ended September 30, 2023, primarily attributable to purchases of and deposits made for bitcoin miners of $8.3 million, investment of $2.2 million in three equity investments and loans of $0.4 million made to one third party and proceeds of $90 thousand from divestment of an equity investment.

Net cash used in investing activities was $18.6 million for the nine months ended September 30, 2022, primarily attributable to purchases of bitcoin miners of $19.3 million, loss of cash of $59,695 from sale of an inactive subsidiary and $2.0 million in equity investment, partially offset by proceeds of $1.1 million from sales of bitcoin miners and proceeds of $1.7 million from sale of a portion of long-term investment.

Financing Activities

Net cash provided by financing activities was $22.1 million for the nine months ended September 30, 2023, primarily attributable net proceeds of $21.0 million from direct offering with Ionic Ventures, an institutional investor, and $1.9 million from issuance of common stock, partially offset by the payment of dividends of $0.8 million to the related party preferred shareholder.

Net cash provided by financing activities was $18.8 million for the nine months ended September 30, 2022, primarily provided by net proceeds of $21.0 million from direct offering with Ionic Ventures, an institutional investor, and partially offset by the payment of liquidated damage fees of $2.2 million as the registration statement for resale of shares issued in one of our private placements was not declared effective by the SEC until January 25, 2021.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, and expenses, to disclose contingent assets and liabilities on the dates of the unaudited condensed consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of digital assets and other current assets, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and realization of deferred tax assets. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this release reflect the more significant judgments and estimates used in preparation of our unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2023 and December 31, 2022

(Expressed in US dollars, except for the number of shares)

	September 30,	December 31,
	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$20,807,209	$32,691,060
Restricted cash	1,320,000	1,320,000
USDC	1,547,980	626,441
Digital assets	39,604,591	27,587,328
Income tax receivable	674,003	752,363
Other current assets	2,509,523	1,433,999
Total Current Assets	66,463,306	64,411,191

Non-Current Assets
Loans receivable	400,000	-
Investment securities	3,961,964	1,787,922
Deposits for property and equipment	2,694,881	2,594,881
Property and equipment, net	25,138,590	22,609,391
Other non-current assets	10,072,819	9,033,200
Total Non-Current Assets	42,268,254	36,025,394

Total Assets	$108,731,560	$100,436,585

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1,113,538	$3,628,619
Income tax payable	124,108	15,918
Accrued litigation settlement cost	-	2,100,000
Other payables and accrued liabilities	1,007,085	1,714,735
Total Current Liabilities	2,244,731	7,459,272

Non-Current Liability
Long-term income tax payable	3,196,204	3,044,004
Total Non-Current Liability	3,196,204	3,044,004

Total Liabilities	5,440,935	10,503,276

Commitments and Contingencies

Shareholders’ Equity
Preferred shares, $0.01 par value, 10,000,000 and 10,000,000 shares authorized, 1,000,000 and 1,000,000 shares issued and outstanding of September 30, 2023 and December 31, 2022, respectively	9,050,000	9,050,000
Ordinary shares, $0.01 par value, 340,000,000 and 340,000,000 shares authorized, 90,888,017 and 82,615,569 shares issued, and 90,758,031 and 82,485,583 shares outstanding as of September 30, 2023 and December 31, 2022, respectively	908,881	824,856
Treasury stock, at cost, 129,986 and 129,986 shares as of September 30, 2023 and December 31, 2022, respectively	(1,171,679)	(1,171,679)
Additional paid-in capital	238,588,887	212,646,143
Accumulated deficit	(144,085,464)	(131,416,011)
Total Shareholders’ Equity	103,290,625	89,933,309
Total Liabilities and Shareholders’ Equity	$108,731,560	$100,436,585

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in US dollars, except for the number of shares)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
		(As Restated)		(As Restated)
Revenues	$11,559,841	$9,130,961	$28,862,442	$24,519,708

Operating costs and expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(8,796,391)	(6,500,483)	(19,625,674)	(14,352,879)
Depreciation and amortization expenses	(3,623,573)	(9,312,176)	(10,994,773)	(18,433,925)
General and administrative expenses	(4,873,698)	(6,231,658)	(15,421,357)	(15,102,591)
Realized gain on exchange of digital assets	879,305	1,228,068	10,204,931	5,493,984
Impairment of digital assets	(2,146,865)	(2,718,164)	(5,731,861)	(20,708,268)
Total operating expenses	(18,561,222)	(23,534,413)	(41,568,734)	(63,103,679)

Loss from operations	(7,001,381)	(14,403,452)	(12,706,292)	(38,583,971)

Net (loss) gain from disposal of property and equipment	(56,751)	60,701	(56,751)	1,515,597
Gain from sale of investment security	8,220	-	8,220	1,039,999
Other (expense) income, net	(29,299)	26,098	1,151,367	(564,971)
Total other income, net	(77,830)	86,799	1,102,836	1,990,625

Loss before income taxes	(7,079,211)	(14,316,653)	(11,603,456)	(36,593,346)

Income tax expenses	(102,927)	(195,529)	(265,997)	(14,880)
Net loss and comprehensive loss	$(7,182,138)	$(14,512,182)	$(11,869,453)	$(36,608,226)

Weighted average number of ordinary share outstanding
Basic	88,987,799	54,675,621	84,887,211	77,296,373
Diluted	88,987,799	54,675,621	84,887,211	77,296,373

Loss per share
Basic	$(0.08)	$(0.27)	$(0.14)	$(0.47)
Diluted	$(0.08)	$(0.27)	$(0.14)	$(0.47)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

For the Three Months and Nine Months Ended September 30, 2023 and 2022

(Expressed in U.S. dollars, except for the number of shares)

							Additional		Total
	Preferred Shares		Common Shares		Treasury		paid-in	Accumulated	stockholders’
	Shares	Amount	Shares	Par Value	Shares	Par Value	capital	Deficit	equity
Balance, December 31, 2021	1,000,000	9,050,000	69,591,389	$697,069	$115,514	(1,094,859)	$182,868,004	$(26,119,408)	$165,400,806
Withholding of ordinary shares for payment of employee withholding taxes	-	-	(14,472)	-	14,472	(76,820)	-	-	(76,820)
Issuance of ordinary shares in connection with share-based compensation	-	-	52,442	524	-	-	450,472	-	450,996
Issuance of share options in connection with share-based compensation	-	-	-	-	-	-	12,904	-	12,904
Net loss	-	-	-	-		-	-	(4,332,627)	(4,332,627)
Balance, March 31, 2022	1,000,000	$9,050,000	69,629,359	$697,593	$129,986	(1,171,679)	$183,331,380	$(30,452,035)	$161,455,259
Issuance of restricted shares in connection with share-based compensation	-	-	53,442	535	-	-	496,262	-	496,797
Issuance of ordinary shares in connection with share-based compensation	-	-	245,098	2,451	-	-	997,549	-	1,000,000
Share-based compensation in connection with share options to employees and consultant	-	-	-	-	-	-	92,604	-	92,604
Issuance of ordinary shares in connection with private placements with an institutional investor	-	-	10,990,327	109,903	-	-	20,900,097	-	21,010,000
Issuance of ordinary shares in exchange of bitcoin miners	-	-	1,487,473	14,875	-	-	5,622,657	-	5,637,532
Net loss	-	-	-	-	-	-	-	(17,763,417)	(17,763,417)
Balance, June 30, 2022	1,000,000	$9,050,000	82,405,699	$825,357	$129,986	(1,171,679)	$211,440,549	$(48,215,452)	$171,928,776
Issuance of ordinary shares in connection with share-based compensation to employees and consultant	-	-	45,942	459	-	-	498,000	-	498,459
Share-based compensation in connection with issuance of share options to employees and consultants	-	-			-	-	118,150	-	118,150
Net loss	-	-	-	-	-	-	-	(14,512,182)	(14,512,182)
Balance, September 30, 2022	1,000,000	$9,050,000	82,451,641	$825,816	$129,986	(1,171,679)	$212,056,699	$(62,727,634)	$158,033,203

Balance, December 31, 2022	1,000,000	9,050,000	82,485,583	$826,156	$129,986	(1,171,679)	$212,644,843	$(131,416,011)	$89,933,309
Share-based compensation	-	-	11,308	113	-	-	106,728	-	106,841
Declaration of dividends to preferred shareholder	-	-	-	-	-	-	-	(800,000)	(800,000)
Net loss	-	-	-	-	-	-	-	(2,260,305)	(2,260,305)
Balance, March 31, 2023	1,000,000	9,050,000	82,496,891	$826,269	$129,986	(1,171,679)	$212,751,571	$(134,476,316)	$86,979,845
Issuance of ordinary shares in connection with share-based compensation	-	-	130,000	1,300	-	-	404,700	-	406,000
Share-based compensation	-	-	-	-	-	-	100,934	-	100,934
Issuance of ordinary shares in connection with private placements with an institutional investor	-	-	2,401,776	24,018	-	-	6,660,982	-	6,685,000
Net loss	-	-	-	-	-	-	-	(2,427,010)	(2,427,010)
Balance, June 30, 2023	1,000,000	9,050,000	85,028,667	$851,587	$129,986	(1,171,679)	$219,918,187	$(136,903,326)	$91,744,769
Issuance of ordinary shares in connection with private placements with an institutional investor	-	-	4,345,887	43,459	-	-	14,281,541	-	14,325,000
Issuance of common stock/At-the-market offering, net of offering costs	-	-	781,602	7,816	-	-	1,925,522	-	1,933,338
Share-based compensation in connection with issuance of ordinary shares to employees	-	-	100,000	1,000	-	-	410,000	-	411,000
Share-based compensation in connection with issuance of ordinary shares to consultants	-	-	500,000	5,000	-	-	1,935,000		1,940,000
Share-based compensation	-	-	-	-	-	-	116,106		116,106
Exercise of share-based compensation	-	-	1,875	19	-	-	2,531		2,550
Net loss	-	-	-	-	-	-	-	(7,182,138)	(7,182,138)
Balance, September 30, 2023	1,000,000	9,050,000	90,758,031	$908,881	$129,986	(1,171,679)	$238,588,887	$(144,085,464)	$103,290,625

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2023 and 2022

(Expressed in US dollars)

	For the Nine Months Ended September 30,
	2023	2022
Cash Flows from Operating Activities:		(As Restated)
Net loss	$(11,869,453)	$(36,608,226)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation of property and equipment	10,994,773	18,433,925
Loss (Gain) from disposal of property and equipment	56,751	(1,515,597)
Realized gain on exchange of digital assets	(10,204,931)	(5,493,984)
Impairment of digital assets	5,731,861	20,708,268
Gain from sale of investment security	(8,220)	(1,039,999)
Share-based compensation expenses	1,140,882	1,673,948
Liquidated damage expenses	-	619,355
Gain from divestiture of a subsidiary	-	(52,383)
Deferred tax benefits	-	(404,294)
Changes in fair value of investment security	(74,055)	(32,134)
Equity loss from one equity method investment	7,695	-
Digital assets mined	(28,441,394)	(24,543,543)
Digital assets earned from staking	(421,049)	-
Changes in operating assets and liabilities:
Digital assets and stable coins	11,785,354	17,254,498
Other current assets	(1,075,524)	1,719,544
Other non-current assets	900,382	(2,458,441)
Accounts payable	(1,095,613)	947,055
Income tax recoverable	78,361	(730,602)
Income tax payable	108,189	84,775
Long-term income tax payable	152,200	207,546
Other payables and accrued liabilities	(1,000,683)	2,184,774
Net Cash Used in Operating Activities	(23,234,474)	(9,045,515)

Cash Flows from Investing Activities:
Purchases of and deposits made for property and equipment	(8,295,803)	(19,285,625)
Proceeds from sales of property and equipment	-	1,081,075
Proceeds from disposal of long-term investment	89,519	1,706,665
Investment in equity securities	(2,188,981)	(2,000,000)
Loss of cash in connection with divestiture of a subsidiary	-	(59,695)
Loan made to third parties	(400,000)	-
Net Cash Used in Investing Activities	(10,795,265)	(18,557,580)

Cash Flows from Financing Activities:
Net proceeds from issuance of ordinary shares in connection with private placements with an institutional investor	21,010,000	21,010,000
Payment of liquidated damages related to private placement transactions	-	(2,219,355)
Net proceeds from issuance of common stock/At-the-market offering	1,933,338	-
Cash received from stock option exercise by employee	2,550	-
Payment of dividends	(800,000)	-
Net Cash Provided by Financing Activities	22,145,888	18,790,645

Net decrease in cash, cash equivalents and restricted cash	(11,883,851)	(8,812,450)
Cash, cash equivalents and restricted cash, beginning of period	34,011,060	42,398,528
Cash, cash equivalents and restricted cash, end of period	$22,127,209	$33,586,078

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-
Cash paid for income tax	$49,803	$734,150

Non-cash Transactions of Investing and Financing Activities
Purchases of property and equipment in USDC	$(6,541,655)	$(2,366,580)
Purchases of property and equipment by issuance of ordinary shares	$-	$(5,637,532)
Receipt of property and equipment which were prepaid	$7,364,329	$58,310,388
Collection of USDC from sales of property and equipment	$-	$712,800

Reconciliation of cash, cash equivalents and restricted cash

	September 30,	December 31,
	2023	2022
Cash and cash equivalents	$20,807,209	$32,691,060
Restricted cash	1,320,000	1,320,000
Cash, cash equivalents and restricted cash	$22,127,209	$34,011,060

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Bit Digital, Inc. (“BTBT” or the “Company”), formerly known as Golden Bull Limited, is a holding company incorporated on February 17, 2017, under the laws of the Cayman Islands. The Company is currently engaged in the digital asset mining business and Ethereum staking activities through its wholly owned subsidiaries.

On April 17, 2023, Bit Digital Investment Management Limited (“BT IM”) was established as the investment manager to oversee Bit Digital Innovation Master Fund SPC Limited (“BT SPC”), a segregated portfolio company which incorporated in May 2023. Both entities are 100% owned by Bit Digital Strategies Limited.

On October 19, 2023 and August 17, 2023, Bit Digital AI, Inc. (“BT AI”) and Bit Digital Iceland EHF (“BT Iceland”) were incorporated to support the Company’s generative artificial intelligence (“AI”) workstreams. Bit Digital Iceland EHF  is 100% owned by Bit Digital AI, Inc. which is 100% owned by Bit Digital, Inc.

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Bit Digital USA, Inc. (“BT USA”)	● A United States company ● Incorporated on September 1, 2020 ● Engaged in digital asset mining business	100% owned by Bit Digital, Inc.
Bit Digital Canada, Inc. (“BT Canada”)	● A Canadian company ● Incorporated on February 23, 2021 ● Engaged in digital asset mining business	100% owned by Bit Digital, Inc.
Bit Digital Hong Kong Limited (“BT HK”)	● A Hong Kong company ● Acquired on April 8, 2020 ● Engaged in digital asset mining related business	100% owned by Bit Digital, Inc.
Bit Digital Strategies Limited (“BT Strategies”)	● A Hong Kong company ● Incorporated on June 1, 2021 ● Engaged in treasury management activities	100% owned by Bit Digital, Inc.
Bit Digital Singapore Pte. Ltd. (“BT Singapore”)	● A Singapore company ● Incorporated on July 1, 2021 ● Engaged in digital asset staking activities	100% owned by Bit Digital, Inc.
Bit Digital Investment Management Limited (“BT IM”)	● A British Virgin Islands company ● Incorporated on April 17, 2023 ● Engaged in fund and investment management activities	100% owned by Bit Digital Strategies Limited.
Bit Digital Innovation Master Fund SPC Limited (“BT SPC”)	● A British Virgin Islands company ● Incorporated on May 31, 2023 ● A segregated portfolios company	100% owned by Bit Digital Strategies Limited.
Bit Digital AI, Inc (“BT AI”)	● A United States company ● Incorporated on October 19, 2023 ● Engaged in specialized cloud-infrastructure services for artificial intelligence applications	100% owned by Bit Digital, Inc.
Bit Digital Iceland EHF (“BT Iceland”)	● An Icelandic company ● Incorporated on August 17, 2023 ● Engaged in specialized cloud-infrastructure services for artificial intelligence applications	100% owned by Bit Digital AI, Inc

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The unaudited condensed consolidated financial information as of September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022 has been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with US GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on April 28, 2023.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2022. The results of operations for the three and nine months ended September 30, 2023 and 2022 are not necessarily indicative of the results for the full years.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Fair value of digital assets is based on quoted prices in active markets. The fair value of the Company’s other financial instruments including cash and cash equivalents, restricted cash, loans receivable, deposits, other receivables, accounts payable, and other payables, approximate their fair values because of the short-term nature of these assets and liabilities. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 10).

Digital assets

Digital assets (primarily include bitcoin and ETH) are included in current assets in the accompanying unaudited condensed consolidated balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Company through its mining activities and staking activities are accounted for in accordance with the Company’s revenue recognition policy disclosed below.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Digital assets held are accounted for as intangible assets with indefinite useful lives and are subject to impairment losses if the fair value of digital assets decreases below the carrying value at any time during the period. The fair value is measured using the quoted price of the digital assets at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of digital assets by the Company and digital assets awarded to the Company through its mining activities and staking activities are included within operating activities on the accompanying unaudited condensed consolidated statements of cash flows. The changes of digital assets are included within operating activities in the accompanying unaudited condensed consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain on exchange of digital assets” in the unaudited condensed consolidated statements of operations and comprehensive loss. The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

ASC 820 defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. The determination of the principal market (and, as a result, the market participants in the principal market) is made from the perspective of the reporting entity. The digital assets held by the Company are traded on a number of active markets globally. The Company does not use any exchanges to buy or sell digital assets. Instead, the Company uses Amber Group’s OTC desk for selling or exchanging bitcoins for U.S. dollars or vice versa. The Company determines CoinMarketCap as its principal market, as it is one of the earliest and the most trusted sources by users, institutions, and media for comparing thousands of crypto assets and selected by the U.S. government.

The Company recognizes revenue by utilizing daily close prices obtained from CoinMarketCap, except for the year 2022. During that specific year, the Company also used hourly close price from CryptoCompare to recognize revenue from our digital asset mining activities. The Company believed the hourly close price can better reflect revenue recognized from our digital asset mining activities as compared to daily close price from CoinMarketCap.

Investment securities

As of September 30, 2023, investment security represents the Company’s investment in one fund and three privately held companies over which the Company neither has control nor significant influence through investments in ordinary shares or preferred shares. In the third quarter of 2023, the Company divested an equity method investee over which the Company had significant influence. As of December 31, 2022, investment security represents the Company’s investment in one fund and one privately held company, over which the Company neither has control nor significant influence through investment in ordinary shares.

Investment in equity method investee

In accordance with ASC 323, Investments - Equity Method and Joint Ventures, the Company accounts for the investment in one privately held company using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee.

Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net income or loss into its consolidated statements of operations. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investment in the equity investee to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Investment in the fund

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated income statements, according to ASC 321, Investments - Equity Securities. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the investment in the fund. NAV is primarily determined based on information provided by the fund administrator.

Investment in the privately held company

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated income statements, according to ASC 321, Investments - Equity Securities. The Company elected to record the equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic. In computing realized gains and losses on equity securities, the Company calculates cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established.

Deposits for property and equipment

The deposits for property and equipment represented advance payments for miner and vehicle purchase. The Company initially recognizes deposits for property and equipment when cash is advanced to suppliers of property and equipment. Subsequently, the Company derecognizes and reclassifies deposits for property and equipment to property and equipment when control over the property and equipment is transferred to and obtained by the Company.

Below is the roll forward of the balance of deposits for property and equipment for the nine months ended September 30, 2023 and 2022, respectively.

	For the Nine Months Ended September 30,
	2023	2022

Opening balance	$2,594,881	$43,094,881
Receipt of miners	(7,364,329)	(58,310,388)
Prepayment of miners	7,464,329	19,310,388
Receipt of a vehicle	(14,825)	-
Prepayment of a vehicle	14,825	-
Ending balance	$2,694,881	$4,094,881

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

Digital asset mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contract is terminable at any time by either party with no termination penalty. Our enforceable right to compensation begins when, and lasts for as long as, we provide computing power to the mining pool operator; our performance obligation extends over the contract term given our continuous provision of computing power. This period of time corresponds with the period of service for which the mining pool operator determines compensation due to us. Given cancellation terms of the contract, and our customary business practice, the contract effectively provides the option to renew for successive contract terms daily. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. The Company is entitled to its relative share of consideration even if a block is not successfully placed.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration. ASC 606-10-32-21 requires entities to measure the estimated fair value of noncash consideration at contract inception. Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable, as well as being noncash consideration, the Company assesses the estimated amount of the variable noncash consideration at contract inception and subsequently, to determine when and to what extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved. Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the payout based on the contractual formula, this amount should be estimated and recognized in revenue upon inception, which is when the hash rate is provided.

For reasons of operational practicality, the Company applies an accounting convention to use the daily quoted closing U.S. dollar spot rate of digital asset each day to determine the fair value of digital asset on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools.

There is currently no specific definitive guidance under US GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

The table below presents the Company’s revenues generated from digital asset mining business by countries:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
United States	$8,618,694	$8,618,819	$24,123,878	$23,902,281
Iceland	2,323,765	-	2,851,521	-
Canada	372,602	512,142	1,465,995	617,427
	$11,315,061	$9,130,961	$28,441,394	$24,519,708

The table below presents the Company’s revenues by mining pool operators:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
Foundry USA Pool	$11,315,061	$9,130,195	$28,441,394	$23,663,412
Ethermine Mining Pool	-	766	-	856,296
	$11,315,061	$9,130,961	$28,441,394	$24,519,708

ETH staking business

The Company also generates revenue through ETH staking rewards. The ETH staking business is comprised of native staking and liquid staking. The Company commenced both native staking business and liquid staking business in the year ended December 31, 2022. With the introduction of staked ETH withdrawals in April 2023, we have reassessed our Ethereum network staking approaches, weighing the advantages of traditional staking against liquid staking solutions. The withdrawal feature in native staking, coupled with yields that are on par with those of liquid staking, has encouraged us to expand our collaborations with other service providers in this domain. As a result, we have terminated all liquid staking activities with StakeWise in the third quarter, reclaiming all staked Ethereum along with the accumulated rewards. As of September 30, 2023, only two nodes are maintained with Blockdaemon to continue our native staking operations.

(a) Native staking

The Company has entered into network-based smart contracts by staking ETH on nodes run by third-party operators or nodes maintained by us in 2022. Through these contracts, the Company stakes ETH on nodes for the purpose of validating transactions and adding blocks to the Ethereum blockchain network. The Company is able to withdraw the staked ETH which was previously locked-up in staking contracts since the Shanghai upgrade was successfully completed on April 12, 2023. In exchange for staking the ETH and validating transactions on blockchain networks, the Company is entitled to the block rewards and transaction fees for successfully validating or adding a block to the blockchain. These rewards are received by the Company directly from the Ethereum network and are calculated approximately based on the proportion of the Company’s stake to the total ETH staked by all validators.

The provision of validating blockchain transactions is an output of the Company’s ordinary activities. Each separate block creation or validation under a smart contract with a network represents a performance obligation. The transaction consideration the Company receives, the digital asset awards, is a non-cash consideration, which the Company measures at fair value on the date received. The fair value of the ETH reward received is determined using the quoted price of the ETH at the time of receipt. The satisfaction of the performance obligation for transaction verification services occurs at a point in time when confirmation is received from the network indicating that the validation is complete, and the awards are deposited to our address. At that point, revenue is recognized.

The Company commenced native staking business in the year ended December 31, 2022. For the three months ended September 30, 2023 and 2022, the Company generated revenues of $202,521 and $nil, respectfully, from the native staking. For the nine months ended September 30, 2023 and 2022, the Company generated revenues of $283,402 and $nil, respectfully, from the native staking.

(b) Liquid staking

The liquid staking is similar to native staking in terms of performance obligations, determination of transaction price and revenue recognition. When we participate in liquid staking via Portara protocol, the Company receives receipt tokens sETH-H to represent the staked ETH at 1:1 ratio. The liquid staking rewards are in the form of rETH-H which could be redeemed for ETH from the liquid staking provider or exchange for ETH via OTC. When we participate in liquid staking via Liquid Collective protocol, the Company receives receipt tokens Liquid Staked ETH (LsETH) to represent the staked ETH. LsETH uses a floating conversion rate, or protocol conversion rate, between the receipt token and staked tokens, reflecting the value of accrued network rewards, penalties, and fees associated with the staked tokens.

For the three months ended September 30, 2023 and 2022, the Company generated revenues of $42,259 and $nil, respectively, from the liquid staking. For the nine months ended September 30, 2023 and 2022, the Company generated revenues of $137,646 and $nil, respectively, from the liquid staking.

Disaggregation of revenues

Below table presents the disaggregation of Company’s revenues by revenue streams.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
Digital asset mining	$11,315,061	$9,130,961	$28,441,394	$24,519,708
ETH native staking	202,521	-	283,402	-
ETH liquid staking	42,259	-	137,646	-
	$11,559,841	$9,130,961	$28,862,442	$24,519,708

Cost of revenue

The Company’s cost of revenue consists primarily of i) direct production costs related to mining operations, including electricity costs, profit-sharing fees/variable performance fees and/or other relevant costs paid to our hosting facilities, but excluding depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations, and ii) direct cost related to ETH staking business, including service fees payable to the service provider.

Recent accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change.

3. USDC

	September 30, 2023	December 31, 2022
USDC	$1,547,980	$626,441

The following table presents additional information about USDC for the nine months ended September 30, 2023 and 2022, respectively:

	For the Nine Months Ended September 30,
	2023	2022

Opening balance	$626,441	$15,829,464
Receipt of USDC from sales of other digital assets	8,522,460	1,998,002
Receipt of USDC from sales of property and equipment	-	712,800
Receipt of USDC from sales of Antminer coupon	699,425	-
Receipt of USDC from customer deposits and other fees	10,000	230,000
Sales of USDC in exchange for cash	-	(5,494,300)
Payment of USDC for purchase of property and equipment	(6,541,655)	-
Payment of USDC for other expenses	(1,762,534)	(1,850,819)
Payment of USDC for transportation expenses	(6,157)	(2,366,580)
Ending balance	$1,547,980	$9,058,567

4. DIGITAL ASSETS

Digital asset holdings were comprised of the following:

	September 30, 2023	December 31, 2022
BTC (a)	$18,581,000	$15,796,147
ETH (b)	21,023,591	11,791,181
	$39,604,591	$27,587,328

(a)	As of September 2023, the Company had 113.4 BTC collateralized with Auros to support yield optimization strategies which Auros is undertaking on the Company’s behalf. The collateralized BTC was returned to the Company in mid-October 2023.

(b)	The ETH ending balance as of September 30, 2023 and December 31, 2022 includes 85.7 rETH-H and 16.3 rETH-H earned from the liquid staking activities described below.

For the three months ended September 30, 2023, the Company recognized impairment loss of $2,146,865 on digital assets, consisting of $1,413,834 on BTC and $733,031 on ETH, respectively. For the three months ended September 30, 2022, the Company recognized impairment loss of $2,718,164 on digital assets, consisting of $1,281,187 on BTC and $1,436,977 on ETH, respectively.

For the nine months ended September 30, 2023, the Company recognized impairment loss of $5,731,862 on digital assets, consisting of $4,011,342 on BTC and $1,720,520 on ETH, respectively. For the nine months ended September 30, 2022, the Company recognized impairment loss of $20,708,268 on digital assets, consisting of $18,679,355 on BTC and $2,028,913 on ETH, respectively.

For the nine months ended September 30, 2023 and 2022, the Company has native staked 11,200 ETH and nil ETH, respectively, on the Ethereum blockchain. The Company is able to withdraw the staked ETH which was previously locked-up in staking contracts since the Shanghai upgrade was successfully completed on April 12, 2023. In addition, the Company staked 2,394 ETH in liquid staking protocols with unaffiliated third parties and received receipt tokens which could be redeemed for ETH from the liquid staking provider or exchanged for cash via OTC. For the three and nine months ended September 30, 2023, the Company earned 139.4 and 238.9 ETH, respectively, from such staking activities and recognized the ETH staking rewards as revenues. The Company did not earn ETH from such staking activities for the three and nine months ended September 30, 2022.

Additional information about digital assets

The following table presents additional information about BTC for the nine months ended September 30, 2023 and 2022, respectively:

	For the Nine Months Ended September 30,
	2023	2022
		(As Restated)
Opening balance	$15,796,147	$28,846,587
Receipt of BTC from mining services	28,441,394	23,663,410
Sales of BTC in exchange of cash	(4,679,714)	(9,837,211)
Sales of BTC in exchange of ETH	(9,732,283)	(6,080,225)
Sales of BTC in exchange of USDC	(5,847,298)	-
Receipt of BTC from other income	95,222	-
Payment of BTC for service charges from mining facilities	(1,393,908)	(847,744)
Payment of BTC for other expenses	(87,218)	(78,370)
Impairment of BTC	(4,011,342)	(18,679,355)
Ending balance	$18,581,000	$16,987,092

The following table presents additional information about ETH for the nine months ended September 30, 2023 and 2022, respectively:

	For the Nine Months Ended September 30,
	2023	2022
		(As Restated)
Opening balance	$11,791,181	$193,175
Receipt of ETH from exchange of BTC	13,784,377	7,273,549
Receipt of ETH from mining services	-	856,314
Receipt of ETH from native staking business	283,402	-
Receipt of ETH from liquid staking business*	137,646	-
Receipt of ETH from other income	377	23,834
Payment of ETH for service charges from mining facilities	-	(173,473)
Sales of ETH in exchange of cash	(3,243,415)	-
Payment of ETH for other expenses	(9,457)	(2,666)
Impairment of ETH	(1,720,520)	(2,028,913)
Ending balance	$21,023,591	$6,141,820

*	It represents 69.4 rETH-H and 9.3 ETH earned from the liquid staking activities for the nine months ended September 30, 2023.

5. OTHER CURRENT ASSETS

Other current assets were comprised of the following:

	September 30, 2023	December 31, 2022
Deposit (a)	$620,000	$400,000
Prepayments to one mining facility (b)	244,750	-
Prepaid marketing expenses	-	307,004
Prepaid director and officer insurance expenses	337,187	365,350
Prepaid consulting service expenses	931,200	-
Rental deposits	46,343	36,343
Others	330,043	325,302
Total	$2,509,523	$1,433,999

(a)	As of September 30, 2023 and December 31, 2022, the balance of deposit represented the deposit made to one service provider, who paid utility charges in mining facilities on behalf of the Company. The deposit is refundable upon expiration of the agreement between the Company and the service provider, which may be due within 12 months from the effective date of the agreement.

(b)	As of September 30, 2023, the balance of prepayments to one mining facility represented the prepayments for service charges from the mining facility.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net was comprised of the following:

	September 30, 2023	December 31, 2022
Miners for Bitcoin	$43,937,759	$32,006,128
Miners for ETH	211,142	211,142
Vehicle	235,576	-
Less: Accumulated depreciation	(19,245,887)	(9,607,879)
Property and equipment, net	$25,138,590	$22,609,391

For the three months ended September 30, 2023 and 2022, depreciation expenses were $3,623,573 and $9,312,176, respectively. For the nine months ended September 30, 2023 and 2022, depreciation expenses were $10,994,773 and $18,433,925, respectively.

7. INVESTMENT SECURITIES

Investment securities were comprised of the following:

	September 30, 2023	December 31, 2022
Investment in Digital Future Alliance Limited (a)	$94,534	$94,534
Investment in Nine Blocks Offshore Feeder Fund (b)	1,767,443	1,693,388
Investment in Auros Global Limited (c)	1,999,987	-
Investment in Marsprotocol Technologies Pte. Ltd. (d)	-	-
Investment in Ingonyama Ltd. (e)	100,000	-
Total	$3,961,964	$1,787,922

(a) Investment in Digital Future Alliance Limited (“DFA”)

DFA is a privately held company, over which the Company neither has control nor significant influence through investment in ordinary shares. The Company accounted for the investment in DFA using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

For the three and nine months ended September 30, 2023 and 2022, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of September 30, 2023 and December 31, 2022, the Company did not recognize impairment against the investment security.

(b) Investment in Nine Blocks Offshore Feeder Fund (“Nine Blocks”)

On August 1, 2022, the Company entered into a subscription agreement with Nine Blocks for investment of $2.0 million. The investment includes a direct investment into the Nine Blocks Master Fund, a digital assets market neutral fund using basis trading, relative value, and special situations strategies.

As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the investment in the fund. For the three and nine months ended September 30, 2023, the Company recorded upward adjustments of $6,330 and $74,055 on the investment, respectively.

(c) Investment in Auros Global Limited (“Auros”)

On February 24, 2023, the Company closed an investment of $1,999,987 in Auros, which is a leading crypto-native algorithmic trading and market making firm that delivers best-in-class liquidity for exchanges and token projects. The Company neither has control nor significant influence through investment in ordinary shares. The Company accounted for the investment in Auros using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

For the three and nine months ended September 30, 2023, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of September 30, 2023, the Company did not recognize impairment against the investment security.

(d) Investment in Marsprotocol Technologies Pte. Ltd. (“MarsProtocol”)

On March 1, 2023, Bit Digital Singapore Pte. Ltd. and Saving Digital Pte. Ltd. (“SDP”), a wholly owned subsidiary of Mega Matrix Corp., entered into a shareholders’ agreement with Marsprotocol Technologies Pte. Ltd. (“MarsProtocol”). MarsProtocol provides staking technology tools in digital assets through the staking platform.

The Company invested $88,994 which represents 40% of equity interest in Marsprotocol. The Company used the equity method to measure the investment in the MarsProtocol. For the three and nine months ended September 30, 2023, the Company recorded a loss of $5,912 and $7,695, respectively, for its share of the results of MarsProtocol. In August 2023, the Company divested its stake in Marsprotocol for consideration of $89,519 and recognized a gain of $8,220.

(e) Investment in Ingonyama Ltd. (“Ingonyama”)

In September 2023, the Company closed an investment of $100,000 in Ingonyama, a semiconductor company focusing on Zero Knowledge Proof hardware acceleration. The Company neither has control nor significant influence through investment in preferred shares. The Company accounted for the investment in Ingonyama using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

For the three and nine months ended September 30, 2023, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of September 30, 2023, the Company did not recognize impairment against the investment security.

8. OTHER NON-CURRENT ASSETS

Other non-current assets were comprised of the following:

	September 30, 2023	December 31, 2022
Deposits (a)	$9,231,889	$8,965,160
Prepaid consulting service expenses	776,000	-
Others	64,930	68,040
Total	$10,072,819	$9,033,200

(a)	As of September 30, 2023 and December 31, 2022, the balance of deposits represented the deposits made to service providers, who paid utility charges in mining facilities on behalf of the Company. The deposits are refundable upon expiration of the agreement between the Company and the service provider, which may be due over 12 months from the effective date of the agreement.

9. SHARE-BASED COMPENSATION

Share-based compensation such as RSUs, incentive and non-statutory stock options, restricted shares, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under 2021 Omnibus Equity Incentive Plan (“2021 Plan”) and 2021 Second Omnibus Equity Incentive Plan (“2021 Second Plan”). An aggregate of 2,415,293 RSUs were granted under the 2021 Plan and no ordinary shares remain reserved for issuance under the 2021 Plan. There are 5,000,000 ordinary shares reserved for issuance under the Company’s 2021 Second Plan, under which 765,000 RSUs and 395,000 share options have been granted as of September 30, 2023.

Restricted Stock Units (“RSUs”)

As of December 31, 2022, the Company had 11,308 awarded and unvested RSUs, which were fully vested during the three months ended March 31, 2023.

On June 30, 2023, the Company granted 50,000 RSUs to each of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) in accordance with their compensation arrangement. All of these RSUs were immediately vested. The Company recorded share-based compensation expenses of $406,000 by reference to the closing market price of $4.06 on June 30, 2023.

On July 11, 2023, the Company granted 100,000 RSUs to employees in accordance with their compensation arrangement. All of these RSUs were immediately vested. The Company recorded share-based compensation expenses of $411,000 by reference to the closing market price of $4.11 on July 11, 2023.

For the three months ended September 30, 2023 and 2022, the Company recognized share-based compensation expense of $411,000 and $498,459, respectively, in connection with the above RSU awards. For the nine months ended September 30, 2023 and 2022, the Company recognized share-based compensation expense of $821,873 and $1,446,252, respectively, in connection with the above RSU awards.

As of September 30, 2023, the Company had no unrecognized compensation costs related to unvested RSUs.

Share Options

On March 16, 2022, the Company granted an aggregate of 225,000 share options to three employees. All of these share options are subject to a 24-month service vesting schedule, and vest 1/24 for each month at an exercise price of $3.17. The fair value of the share option was determined at $2.72 per share option, by reference to the closing price on grant date.

On April 1, 2022, the Company granted an aggregate 100,000 share options to one non-employee. All of these share options are subject to a 12-quarter service vesting schedule, and vest 1/12 for each quarter at an exercise price of $3.60. The fair value of the share option was determined at $3.01 per share option, by reference to the closing price on grant date.

On July 1, 2022, the Company granted 5,000 share options to one employee under 2021 Second Plan. All of these share options are subject to a 24-month service vesting schedule, and vest 1/24 for each month at an exercise price of $1.36 which was determined by reference to the closing price on the grant date. In April 2023, this employee left the Company and the Company recorded forfeiture of share options amounting to $674. In July 2023, 1,875 share options were exercised.

On July 11, 2023, the Company granted an aggregate of 40,000 shares options to three employees. All of these share options are subject to an 8-quarter service vesting schedule, and vest 1/8 for each quarter at an exercise price of $4.11. The fair value of the share option was determined at $3.20 per share option, by reference to the closing price on grant date.

The Company recognizes compensation expenses related to those option on a straight-line basis over the vesting periods. For the three months ended September 30, 2023 and 2022, the Company recognized share-based compensation expenses of $116,106 and $118,150, respectively. For the nine months ended September 30, 2023 and 2022, the Company recognized share-based compensation expenses of $319,009 and $223,659, respectively. As of September 30, 2023, there were $401,205 of unrecognized compensation costs related to all outstanding share options.

Other share-based compensation

In July 2023, the Company entered into a two-year service agreement with a consulting firm and, in relation to this agreement, granted the firm 500,000 RSUs, all of which vested immediately. Over the duration of the service agreement, the Company will recognize share-based compensation expenses aggregating $1.9 million based upon the closing price of the Company’s common stock on date of agreement.

10. SHARE CAPITAL

Ordinary shares

As of December 31, 2022, there were 82,615,569 ordinary shares issued and 82,485,583 ordinary shares outstanding.

During the nine months ended September 30, 2023, 741,308 ordinary shares were issued to the Company’s employees, non-executive director, and consulting firm in settlement of an equal number of fully vested restricted stock units awarded to such individuals by the Company pursuant to grants made under the Company’s 2021 Plan and 2021 Second Plan.

In May and June 2023, the Company issued an aggregate of 2,401,776 ordinary shares to Ionic Ventures LLC for gross proceeds of $7.0 million. The Company received net proceeds of $6.7 million after deducting commissions payable to the underwriter.

In July and August 2023, the Company issued an aggregate of 4,345,887 ordinary shares to Ionic Ventures LLC for gross proceeds of $15.0 million. The Company received net proceeds of $14.3 million after deducting commissions payable to the underwriter.

In July 2023, an employee exercised 1,875 options to purchase ordinary shares, pursuant to which $2,550 aggregate exercise price of the options was paid to the Company and 1,875 ordinary shares were issued.

In May of 2022, the Company entered into an at-the-market offering with H.C. Wainwright & Co., LLC relating to shares of its common stock. In accordance with the terms of the sales agreement, the Company may offer and sell shares of our common stock having an aggregate offering price of up to $500,000,000. In August and September 2023, the Company sold 781,602 shares of common stock for an aggregate purchase price of $1.9 million net of offering costs pursuant to this at-the-market offering.

As of September 30, 2023, there were 90,888,017 ordinary shares issued and 90,758,031 ordinary shares outstanding.

Preferred shares

As of September 30, 2023 and December 31, 2022, there were 1,000,000 preferred shares issued and outstanding.

The preference shares are entitled to the following preference features: 1) an annual dividend of 8% when and if declared by the Board of Directors; 2) a liquidation preference of $10.00 per share; 3) convert on a one for one basis for ordinary shares, subject to a 4.99% conversion limitation; 4) rank senior to ordinary shares in insolvency; and 5) solely for voting purposes vote 50 ordinary shares, for each preference share.

On February 7, 2023, the Board of Directors declared an eight (8%) percent ($800,000) dividend on the preference shares to Geney Development Ltd. (“Geney”). Erke Huang, our Chief Financial Officer, is the President of Geney and the beneficial owner of thirty (30%) percent of the equity of Geney, with the remaining seventy (70%) percent held by Zhaohui Deng, the Company’s Chairman of the Board. As of September 30, 2023, the Company fully paid the declared dividends.

Treasury stock

The Company treats shares withheld for tax purposes on behalf of employees in connection with the vesting of restricted share grants as ordinary share repurchases because they reduce the number of shares that would have been issued upon vesting. For the nine months ended September 30, 2023 and 2022, the Company withheld nil and 14,472 shares, respectively, of its ordinary shares that were surrendered to the Company for withholding taxes related to restricted stock vesting valued at $nil and $76,820, based on fair value of the withheld shares on the vesting date.

As of September 30, 2023 and December 31, 2022, the Company had treasury stock of $1,171,679 and $1,171,679, respectively.

Warrants

As of September 30, 2023 and December 31, 2022, the Company had outstanding 10,118,046 private placement warrants to purchase an aggregate of 10,118,046 ordinary shares at an exercise price of $7.91 per whole share.

In accordance with ASC 815, the Company determined that the warrants meet the conditions necessary to be classified as equity because the consideration is indexed to the Company’s own equity, there are no exercise contingencies based on an observable market not based on its stock or operations, settlement is consistent with a fixed-for-fixed equity instrument, the agreement contains an explicit number of shares and there are no cash payment provisions.

The fair value of the warrants was estimated at $33.3 million using the Black-Scholes model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical and implied volatilities of selected peer companies as well as its own that match the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates it to remain at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

As of October 4, 2021

Volatility	192.85%
Stock price	7.59
Expected life of the warrants to convert	3.81
Risk free rate	0.97%
Dividend yield	0.0%

11. INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

After all bitcoin miners were migrated to North America, BT HK operates under a cost-plus model for its general and administration services provided to and is currently reimbursed by Bit Digital USA Inc. starting in fiscal year 2022. The Company is currently engaging a third-party service provider to perform a benchmark study for transfer pricing purposes. Currently the mark-up percentage for the general and administration services provided by BT HK is 4.84% per the latest benchmark study performed by our third-party consultants. The Company does not expect any material impact as a result of change on the mark-up.

Our subsidiaries in Hong Kong are taxed at a reduced rate of 8.25% for assessable profits not exceeding 2 million HKD and the remaining assessable profits will be taxed at the standard tax rate of 16.5% under Hong Kong profits tax.

According to ASC Topic 740, Income Taxes, (“ASC 740”), the uncertainty in income taxes shall be recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Based on the Company’s evaluation, the Company believes that its income tax positions are more-likely-than-not to be sustained upon audit.

For the three months ended September 30, 2023, BT HK generated a pre-tax profit of $420,673 and recorded a current income tax expense of $102,668. For the nine months ended September 30, 2023, BT HK generated a pre-tax profit of $6,895,243 and recorded a current income tax expense of $146,241.

By virtue of the territorial source system adopted in Hong Kong, BT HK is in the process of applying for the Offshore Non-taxable Claim on its bitcoin mining income earned in 2020 and 2021 under Hong Kong profits tax with the Hong Kong Inland Revenue Department (“HKIRD”) on the ground that the said income was not arising in or derived from Hong Kong. Given the Offshore Non-taxable Claim is still subject to review and agreement by the HKIRD and there are uncertainties surrounding the claim as well as the Company’s stock-based compensation deduction tax position, the Hong Kong subsidiary recorded $nil and $152,200 as long-term income tax expenses for the three and nine months ended September 30, 2023, respectively, for its uncertain tax positions. The tax expense of $nil and $152,200 are recognized for the incremental penalty accrued on the existing unrecognized tax benefits for the three and nine months ended September 30, 2023, respectively.

For the three months ended September 30, 2023 and 2022, BT Strategies generated a pre-tax loss of $1,132,401 and $448,619, and did not recognize any income tax expenses for the relevant periods respectively. For the nine months ended September 30, 2023 and 2022, BT Strategies generated a pre-tax loss of $2,067,115 and $3,739,896, and did not recognize any income tax expenses for the relevant periods respectively.

United States of America

For the U.S. jurisdiction, the Company is subject to federal income taxes, state income, state franchise taxes and withholding taxes on its business operations.

The Company also evaluated the impact from the recent tax reforms in the United States, including the Inflation Reduction Act. No material impact on the Company is expected based on our analysis. We will continue to monitor the potential impact going forward.

For the three and nine months ended September 30, 2023 and 2022, the Company is subject to U.S. federal income taxes and withholding taxes, state income taxes and franchise taxes. The Company will continue to monitor its exposure to different states and comply with state income taxes filing requirement as the Company continues to expand its business in the United States. The Company has not been under any tax examination in the United States since inception.

For the three and nine months ended September 30, 2023 and 2022, the Company incurred income tax and withholding tax (expenses) benefits as below:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022

Federal income tax (expenses) benefits	$-	$(41,082)	$(4,829)	$339,121
State income tax expenses	(259)	(1,354)	(777)	(3,598)
Total	$(259)	$(42,436)	$(5,606)	$335,523

Canada

The Company is subject to both federal and provincial income taxes for its business operation in Canada. Bit Digital Canada generated a pre-tax loss of $38,425 and a pre-tax profit of $158,491 respectively for the three and nine months ended September 30, 2023. No income tax is recognized as the Company can utilize its net operating loss from prior years and its entire deferred tax assets balance is still offset by a valuation allowance.

For three and nine months ended September 30, 2023 and 2022, the Company incurred Canada federal and state income tax benefits as below:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022

Federal income tax expenses	$-	$-	$-	$37,879
State income tax expenses	-	-	-	20,203
Total	$-	$-	$-	$58,082

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. The Company generated a pre-tax loss of $2,747,678 and $4,644,375 for the three and nine months ended September 30, 2023, respectively, and did not recognize any tax expense for the relevant periods respectively. The Company generated a pre-tax loss of $67,035 and $73,146 for the three and nine months ended September 30, 2022, and did not recognize tax expense for the relevant periods.

British Virgin Island

On April 17, 2023, Bit Digital Investment Management Limited (“BT IM”) was established as the investment manager to oversee Bit Digital Innovation Master Fund SPC Limited (“BT SPC”), a segregated portfolio company which incorporated in May 2023. Both entities are 100% owned by Bit Digital Strategies Limited and both entities are based in British Virgin Island (“BVI”).

As of September 30, 2023, the business operation in BVI has been minimal and there is no corporate income tax levied in BVI.

Deferred Tax Assets/Liabilities

The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. As of September 30, 2023, the Company applies a full valuation allowance on the deferred tax assets of BT USA, BT Canada, BT Strategies, and BT Singapore.

Unrecognized Tax Benefits

For unrecognized tax benefits, the Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. For the three months ended September 30, 2023 and 2022, the Company recorded an unrecognized tax benefit of $nil and $69,182, respectively, related to its HK operations. For the nine months ended September 30, 2023 and 2022, the Company recorded an unrecognized tax benefit of $152,200 and $207,546, respectively, related to its HK operations. The Company will continue to review its tax positions and provide for unrecognized tax benefits as they arise.

Pillar Two – Global Minimum Tax

As introduced by the Organization for Economic Co-operation and Development (“OECD”), more than 140 countries agreed to enact a two-pillar solution to address the challenges arising from the digitalization of the economy. Pillar Two introduces a global minimum Effective Tax Rate (ETR) via a system where multinational groups with consolidated revenue over Euro 750 million are subject to a minimum ETR of 15% on income arising in low-tax jurisdictions. The Company has been closely monitoring the impact from the implementation of the Pillar Two framework and as of September 30, 2023, no impact is expected as the Company does not meet the revenue threshold of Euro 750 million.

12. LOSS PER SHARE

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022

Net loss	$(7,182,138)	$(14,512,182)	$(11,869,453)	$(36,608,226)

Weighted average number of ordinary share outstanding
Basic	88,987,799	54,675,621	84,887,211	77,296,373
Diluted	88,987,799	54,675,621	84,887,211	77,296,373

Loss per share
Basic	$(0.08)	$(0.27)	$(0.14)	$(0.47)
Diluted	$(0.08)	$(0.27)	$(0.14)	$(0.47)

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The computation of diluted net loss per share does not include dilutive ordinary share equivalents in the weighted average shares outstanding, as they would be anti-dilutive.

For the three and nine months ended September 30, 2023 and 2022, the unvested RSUs, warrants, options and convertible preferred shares were excluded from the calculation of diluted earnings per share because they were anti-dilutive.

13. RELATED PARTIES

On March 21, 2022, the Company and an officer of the Company entered into a Confidential Settlement, General Release and Separation Agreement (the “Agreement”) with a former employee (the “Employee”). The Employee asserted various disputes, which the Company settled for a sum of $500,000. The parties entered into a non-disclosure agreement and agreed to mutual non-disparagement. The Board of Directors of the Company retained counsel to review the matter. The counsel completed their review and investigation and the Company has updated our policies and procedures based on their recommendations.

On February 7, 2023, the Board of Directors declared an eight (8%) percent ($800,000) dividend on the preference shares to Geney Development Ltd. (“Geney”). Erke Huang, our Chief Financial Officer, is the President of Geney and the beneficial owner of thirty (30%) percent of the equity of Geney, with the remaining seventy (70%) percent held by Zhaohui Deng, the Company’s Chairman of the Board. As of September 30, 2023, the Company fully paid the dividend.

On June 30, 2023, 100,000 ordinary shares were issued to the Company’s CEO and CFO as awards in accordance with their compensation arrangement. The grant-date fair value of these ordinary shares were $406,000 by reference to the closing price of $4.06 on June 30, 2023.

As of September 30, 2023 and December 31, 2022, the Company had no outstanding balances due from or due to related parties.

14. CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of September 30, 2023, we are not aware of any material contingencies.

15. SETTLEMENT OF CLASS ACTION LAWSUIT

On January 20, 2021, a securities class action lawsuit was filed against the Company and its former Chief Executive Officer and current Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). The class action was on behalf of persons that purchased or acquired our ordinary shares between December 21, 2020 and January 11, 2021, a period of volatility in our Ordinary Shares, as well as volatility in the price of bitcoin. We believe the complaints are based solely upon a research article issued on January 11, 2021, which included false claims and to which the Company responded in a press release filed on Form 6-K on January 19, 2021. On April 21, 2021, the Court consolidated several related cases under the caption In re Bit Digital Securities Litigation. Joseph Franklin Monkam Nitcheu was appointed as lead plaintiff. We filed a motion to dismiss the lawsuits and vigorously defended the action. While that motion was pending, the Company agreed with the lead plaintiff selected in the case to settle the class action by paying $2,100,000. The Company recorded the liabilities of $2,100,000 in the account of “accrued litigation settlement costs”. The Company chose to do that to eliminate the burden, expense and uncertainties of further litigation. The Company continues to deny the allegations in the Amended Complaint and nothing in the settlement is evidence of any liability on the Company’s behalf.

On March 7, 2023, a final judgment in this matter was entered approving the settlement and certifying the class for purposes of enforcing the settlement and payment was then made by the Company.

16. DISPOSITION OF GOLDEN BULL USA

On March 16, 2022, the Company into a share purchase agreement (the “Disposition SPA”) with Star Choice Investments Limited (“Star Choice”), an unrelated Hong Kong entity (the “Purchaser”). Pursuant to the Disposition SPA, the Purchaser purchased Golden Bull USA in exchange for nominal consideration of $10.00 and other good and valuable consideration. Golden Bull USA had been inactive since May 2020. The disposition was closed on the same date. On the same date, the parties completed all of the share transfer registration procedures as required by the laws of State of New York and all other closing conditions had been satisfied. As a result, the disposition contemplated by the Disposition SPA was completed. Upon completion of the disposition, the Purchaser became the sole shareholder of Golden Bull USA and assumed all assets and obligations of Golden Bull USA. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the business of Golden Bull USA, nor to the Purchaser.

Golden Bull USA had been inactive since May 2020. It did not generate revenues or incur any operating expenses since then. On disposal date, Golden Bull USA had total assets of $72,196 and total liabilities of $124,569, with negative net assets of $52,373, the absolute value accounted for 0.03% of the unaudited consolidated net assets of the Company as of March 31, 2022. The Company recorded a gain of $52,383 from the termination in the account of “other income, net” in the consolidated statements of operations and comprehensive loss.

Management believes that the disposition of Golden Bull USA does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The disposition is not accounted as discontinued operations in accordance with ASC 205-20.

17. SUBSEQUENT EVENTS

On October 23, 2023, Bit Digital announced the initiation of Bit Digital AI, a new business line to provide specialized infrastructure to support generative AI workstreams. The Company began operations by signing a binding term sheet with a customer to offer rental services for 1,024 to 4,096 GPUs, supporting their GPU-accelerated workloads. Simultaneously, Bit Digital committed to purchasing 132 FusionOne HPC systems. However, the Company opted to cancel this order in view of regulatory issues and successfully received a refund for the majority of the deposit in early November. In a strategic move, the Company has since secured an alternative arrangement to acquire 1,504 GPUs along with necessary equipment. The GPUs are expected to be delivered to the Company by the end of 2023 and will be deployed at a Tier-3 data center.

In October and November 2023, the Company sold 2,905,030 shares of common stock for aggregate proceeds of approximately $6.9 million pursuant to the at-the-market offering agreement with H.C. Wainwright & Co., LLC. The Company received net proceeds of $6.6 million, net of offering costs.

On October 13, 2023, the Board of Directors of Bit Digital elected Jiashu (Bill) Xiong (“Xiong”) to the Board of Directors. He replaced his father, Yan Xiong, who resigned on that day for personal reasons. There were no disagreements with Yan Xiong. As recommended by the Company’s Nominating and Corporate Governance Committee, the Company entered into a Director Agreement with Xiong, pursuant to which Xiong shall serve as executive director on the Company’s Board of Directors effective October 13, 2023.

Forward Looking Statements

The discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this report. Except for the statements of historical fact, this report contains “forward-looking information” and “forward-looking statements reflecting our current expectations that involve risks and uncertainties (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this report. Actual results and the timing of events in this report includes information about hash rate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those discussed in our such forward-looking statements as a result of many factors, including, but not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and may prevent the Company from operating its assets; the ability to establish new facilities for bitcoin mining in North America; a decrease in cryptocurrency migrating and then operating its assets; a decrease in cryptocurrency pricing; volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; the costs and risks associated with the commencement of a new artificial intelligence business; and other related risks as more fully set forth under “Risk Factors” and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2022 and other documents disclosed under the Company’s filings at www.sec.gov. The forward-looking information in this report reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this report, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.